IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2019 and for the six-month period ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 77, beginning on July 1st, 2018.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 29, 2018.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up nominal value (in millions of Ps.): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 359,102,219 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 62.34% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid up nominal value (in millions of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	579

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
CODM	Chief operating decision maker
CPF	Collective Promotion Funds
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
Eclsa	E-Comerce Latina S.A.
Efanur	Efanur S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Gav-Yam	Gav-Yam, Bayside Land Corporation Ltd
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
HASA	Hoteles Argentinos S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDBT	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
ISPRO	ISPRO the Israel properties rental Corp. Ltd.
IFRS	International Financial Reporting Standards
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum presumed income tax
NCN	Non-convertible notes
New Lipstick	New Lipstick LLC
NFSA	Nuevas Fronteras S.A.
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate LTD
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
TGLT	TGLT S.A
Tyrus	Tyrus S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2019 and June 30, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2019	06.30.2019
ASSETS
Non-current assets
Investment properties	8	169,956	293,613
Property, plant and equipment	9	26,674	28,087
Trading properties	10, 22	4,336	6,899
Intangible assets	11	23,462	22,539
Rights of use	12	13,181	-
Other assets		33	30
Investments in associates and joint ventures	7	63,588	39,121
Deferred income tax assets	19	397	502
Income tax and MPIT credit		14	190
Restricted assets	13	679	3,874
Trade and other receivables	14	16,954	15,564
Investments in financial assets	13	3,965	3,634
Financial assets held for sale	13	-	5,257
Derivative financial instruments	13	83	120
Total non-current assets		323,322	419,430
Current assets
Trading properties	10, 22	1,923	461
Inventories	22	1,303	1,443
Restricted assets	13	5,615	5,512
Income tax and MPIT credit		450	491
Group of assets held for sale	28	36,488	10,122
Trade and other receivables	14	28,220	28,365
Investments in financial assets	13	32,060	40,538
Financial assets held for sale	13	7,337	14,672
Derivative financial instruments	13	58	52
Cash and cash equivalents	13	64,753	76,098
Total current assets		178,207	177,754
TOTAL ASSETS		501,529	597,184
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		34,340	40,357
Non-controlling interest		47,055	67,621
TOTAL SHAREHOLDERS’ EQUITY		81,395	107,978
LIABILITIES
Non-current liabilities
Borrowings	17	253,502	335,969
Lease liabilities		9,972	-
Deferred income tax liabilities	19	33,737	46,297
Trade and other payables	16	1,780	2,206
Provisions	18	11,451	10,082
Employee benefits		182	167
Derivative financial instruments	13	89	1,293
Salaries and social security liabilities		151	138
Total non-current liabilities		310,864	396,152
Current liabilities
Trade and other payables	16	19,938	23,353
Borrowings	17	58,970	57,253
Lease liabilities		3,928	-
Provisions	18	2,075	2,168
Group of liabilities held for sale	28	19,726	7,163
Salaries and social security liabilities		3,468	2,651
Income tax and MPIT liabilities		426	435
Derivative financial instruments	13	739	31
Total current liabilities		109,270	93,054
TOTAL LIABILITIES		420,134	489,206
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		501,529	597,184

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
_______________________ Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2019 and 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six month		Three month
	Note	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Revenues	20	42,786	39,719	21,978	21,409
Costs	21, 22	(26,444)	(24,781)	(13,266)	(13,031)
Gross profit		16,342	14,938	8,712	8,378
Net gain / (loss) from fair value adjustment of investment properties	8	3,724	(9,081)	(6,375)	(20,471)
General and administrative expenses	21	(4,640)	(4,716)	(2,286)	(2,535)
Selling expenses	21	(5,786)	(5,296)	(3,113)	(2,660)
Other operating results, net	23	(2,557)	891	(2,520)	169
Profit / (loss) from operations		7,083	(3,264)	(5,582)	(17,119)
Share of loss of associates and joint ventures	7	(1,671)	(1,212)	(1,757)	(1,405)
Loss before financial results and income tax		5,412	(4,476)	(7,339)	(18,524)
Finance income	24	536	728	255	417
Finance costs	24	(10,487)	(10,152)	(4,155)	(5,350)
Other financial results	24	(5,084)	(238)	3,828	83
Inflation adjustment		206	(579)	542	(497)
Financial results, net		(14,829)	(10,241)	470	(5,347)
Loss before income tax		(9,417)	(14,717)	(6,869)	(23,871)
Income tax expense	19	(2,365)	3,312	(315)	2,802
Loss for the period from continuing operations		(11,782)	(11,405)	(7,184)	(21,069)
Profit for the period from discontinued operations	29	16,639	3,042	(239)	2,577
Profit / (loss) for the period		4,857	(8,363)	(7,423)	(18,492)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		3,355	2,412	(5,414)	(10,975)
Change in the fair value of hedging instruments net of income taxes		(74)	45	(59)	52
Items that may not be reclassified subsequently to profit or loss, net of income tax:		-	-	-	-
Actuarial profit from defined contribution plans		(102)	-	(46)	-
Other comprehensive income for the period from continuing operations		3,179	2,457	(5,519)	(10,923)
Other comprehensive income / (loss) for the period from discontinued operations		4,210	(2,082)	(51)	(10,216)
Total other comprehensive income for the period		7,389	375	(5,570)	(21,139)
Total comprehensive income / (loss) for the period		12,246	(7,988)	(12,993)	(39,631)

Total comprehensive loss from continuing operations		(8,603)	(8,948)	(12,703)	(31,991)
Total comprehensive income from discontinued operations		20,849	960	(290)	(7,640)
Total comprehensive income / (loss) for the period		12,246	(7,988)	(12,993)	(39,631)

Profit for the period attributable to:
Equity holders of the parent		(1,421)	(8,093)	(5,108)	(17,018)
Non-controlling interest		6,278	(270)	(2,315)	(1,474)

Loss from continuing operations attributable to:
Equity holders of the parent		(10,308)	(9,719)	(6,492)	(18,577)
Non-controlling interest		(1,474)	(1,686)	(692)	(2,492)

Total comprehensive (Loss) / income attributable to:
Equity holders of the parent		(3,902)	(8,381)	(6,820)	(22,171)
Non-controlling interest		16,148	393	(6,173)	(17,460)

Total comprehensive (Loss) / income from continuing operations attributable to:
Equity holders of the parent		(6,953)	(9,487)	(6,184)	(15,186)
Non-controlling interest		(1,650)	539	(6,519)	(16,805)

Loss per share attributable to equity holders of the parent:
Basic		(2.47)	(14.06)	(8.87)	(29.57)
Diluted		(2.47)	(14.06)	(8.87)	(29.57)

Loss per share from continuing operations attributable to equity holders of the parent:
Basic		(17.89)	(16.89)	(11.27)	(32.28)
Diluted		(17.89)	(16.89)	(11.27)	(32.28)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
______________________ Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2019	575	4	11,844	12,800	69	427	8,277	59,906	(53,545)	40,357	67,621	107,978
Adjustments previous periods (IFRS 16 and IAS 28) (Note 2.2)	-	-	-	-	-	-	-	-	(1,022)	(1,022)	(757)	(1,779)
Restated balance as of July 1, 2019	575	4	11,844	12,800	69	427	8,277	59,906	(54,567)	39,335	66,864	106,199
(Loss) / profit for the period	-	-	-	-	-	-	-	-	(1,421)	(1,421)	6,278	4,857
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(2,481)	-	(2,481)	9,870	7,389
Total profit and other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(2,481)	(1,421)	(3,902)	16,148	12,246
Assignment of results according to A.G.O.	-	-	-	-	-	-	-	-	-	-	(129)	(129)
Loss absorption	-	-	-	-	-	-	-	(53,219)	53,219	-	-	-
Issuance of shares	-	-	-	-	-	-	-	-	-	-	75	75
Distribution of dividends in shares	-	-	-	-	-	-	-	(519)	-	(519)	-	(519)
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	23	23
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(1,215)	(1,215)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(38,099)	(38,099)
Other changes in equity	-	-	-	-	-	-	-	-	21	21	154	175
Changes in non-controlling interest	-	-	-	-	-	-	-	(595)	-	(595)	3,234	2,639
Balance as of December 31, 2019	575	4	11,844	12,800	69	427	8,277	3,092	(2,748)	34,340	47,055	81,395

(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2)
Related to CNV General Resolution N° 609/12.
(3)
Group´s other reserves for the period ended December 31, 2019 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Revaluation surplus	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Total Other reserves
Balance as of July 1, 2019	(145)	(4,647)	182	1,490	233	(7)	62,889	(273)	92	92	59,906
Other comprehensive profit for the period	-	-	-	-	(2,338)	-	-	-	(143)	-	(2,481)
Total comprehensive loss for the period	-	-	-	-	(2,338)	-	-	-	(143)	-	(2,481)
Reserve for share-based payments	5	-	(5)	-	-	-	-	-	-	-	-
Distribution of dividends in shares	-	-	-	-	-	-	(519)	-	-	-	(519)
Share-based compensation	-	(595)	-	-	-	-	-	-	-	-	(595)
Changes in non-controlling interest	-	-	-	-	-	-	(53,219)	-	-	-	(53,219)
Balance as of December 31, 2019	(140)	(5,242)	177	1,490	(2,105)	(7)	9,151	(273)	(51)	92	3,092

 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

______________________
    Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2018	575	6	11,844	12,800	69	427	8,277	4,318	38,860	77,176	73,202	150,378
Adjustments previous periods (IFRS 9 and 15)	-	-	-	-	-	-	-	-	(289)	(289)	(5)	(294)
Balance as of July 1, 2018 (recast)	575	6	11,844	12,800	69	427	8,277	4,318	38,571	76,887	73,197	150,084
Loss for the period	-	-	-	-	-	-	-	-	(8,093)	(8,093)	(270)	(8,363)
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(288)	-	(288)	663	375
Total profit / (loss) and other comprehensive income for the period	-	-	-	-	-	-	-	(288)	(8,093)	(8,381)	393	(7,988)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	(14)	(14)
Changes in non-controlling interest	-	-	-	-	-	-	-	(1,219)	-	(1,219)	2,010	791
Dividend distribution	-	-	-	-	-	-	-	-	(2,297)	(2,297)	-	(2,297)
Reserve for share-based payments	-	-	-	-	-	-	-	-	-	-	29	29
Capitalization of contributions	-	-	-	-	-	-	-	-	-	-	(9)	(9)
Assignment of results according to A.G.O. at 10.31.18	-	-	-	-	-	-	-	57,616	(57,616)	-	-	-
Dividends distribution to non-controlling interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	(560)	(560)
Balance as of December 30, 2018	575	6	11,844	12,800	69	427	8,277	60,427	(29,435)	64,990	75,046	140,036

(1)    Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2)    Related to CNV General Resolution N° 609/12.
(3)    Group’s other reserves for the period ended December 31, 2018 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Special reserve	Reserve for defined contribution plans	Revaluation surplus	Other reserves from subsidiaries	Total Other reserves
Balance as of July 1, 2018	(161)	(3,440)	198	1,490	954	92	5,273	(273)	92	93	4,318
Other comprehensive loss for the period	-	-	-	-	(242)	(46)	-	-	-	-	(288)
Total comprehensive loss for the period	-	-	-	-	(242)	(46)	-	-	-	-	(288)
Share-based compensation	2	-	(2)	-	-	-	-	-	-	-	-
Assignment of results according to A.G.O. at 10.31.18	-	-	-	-	-	-	57,616	-	-	-	57,616
Changes in non-controlling interest	-	(1,219)	-	-	-	-	-	-	-	-	(1,220)
Balance as of December 30, 2018	(159)	(4,659)	196	1,490	712	46	62,889	(273)	92	93	60,426

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

______________________ Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2019 and 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2019	12.31.2018
Operating activities:
Net cash generated from continuing operating activities before income tax paid	15	15,021	7,973
Income tax and MPIT paid		(346)	(326)
Net cash generated from continuing operating activities		14,675	7,647
Net cash generated from discontinued operating activities		2,105	2,931
Net cash generated from operating activities		16,780	10,578
Investing activities:
Acquisition of participation in associates and joint ventures		(591)	(18)
Decreased in cash due to deconsolidation of subsidiaries		-	(9)
Contributions and issuance of capital in associates and joint ventures		(119)	-
Acquisition and improvements of investment properties		(1,404)	(2,009)
Acquisition of subsidiaries, net of cash acquired		-	(349)
Proceeds from sales of investment properties		8,978	14
Acquisitions and improvements of property, plant and equipment		(2,275)	(2,311)
Proceeds from sales of property, plant and equipment		2,904	14
Acquisitions of intangible assets		(1,701)	(1,634)
Acquisitions of subsidiaries, net of cash acquired		(71)	(60)
Net increase of restricted deposits		4,477	(636)
Dividends collected from associates and joint ventures		74	246
Proceeds from sales of interest held in associates and joint ventures		43	7,288
Proceeds from loans granted		27	104
Acquisitions of investments in financial assets		(10,652)	(23,846)
Proceeds from disposal of investments in financial assets		14,327	29,096
Interest received from financial assets		610	622
Dividends received from financial assets		79	31
Proceeds from sales of intangible assets		25	-
Loans granted to related parties		(202)	(12)
Loans granted		(3,195)	-
Net cash generated from / (used in) continuing investing activities		11,334	6,531
Net cash used in discontinued investing activities		2,485	(6,276)
Net cash generated from / (used in) investing activities		13,819	255
Financing activities:
Borrowings and issuance of non-convertible notes		11,280	25,002
Payment of borrowings and non-convertible notes		(34,753)	(19,343)
(Payment) / collections of short term loans, net		1,278	(1,084)
Interests paid		(7,863)	(7,498)
Repurchase of non-convertible notes		(11,456)	(2,213)
Capital contributions from non-controlling interest in subsidiaries		-	144
Acquisition of non-controlling interest in subsidiaries		(252)	(1,720)
Proceeds from sales of non-controlling interest in subsidiaries		-	8
Loans received from associates and joint ventures, net		80	77
Payment of borrowings to related parties		-	(2)
Dividends paid to non-controlling interest in subsidiaries		(203)	756
Charge for issuance of shares and other equity instruments		2,417	-
Net proceeds from derivate financial instrument		(1,549)	294
Net cash (used in) / generated from continuing financing activities		(41,021)	(5,579)
Net cash generated from /(used in) discontinued financing activities		(4,766)	6,844
Net cash generated from financing activities		(45,787)	1,265
Net (decrease) / increase in cash and cash equivalents from continuing activities		(15,012)	8,599
Net (decrease) / increase in cash and cash equivalents from discontinued activities		(176)	3,499
Net (decrease) / increase in cash and cash equivalents		(15,188)	12,098
Cash and cash equivalents at beginning of period		76,098	73,045
Cash and cash equivalents reclassified as held-for-sale		(522)	(974)
Foreign exchange gain and inflation adjustment on cash and changes in fair value of cash equivalents		4,365	(2,452)
Cash and cash equivalents at end of period	13	64,753	81,717

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
______________________ Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on February 10, 2020.

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company and IFIS Limited is our ultimate parent company.

The Group has established two Operations Centers, Argentina and Israel, to manage its global business, mainly through the following companies:
  (*) See note 4. to the Annual Financial Statements for more information about the changes within the Operations Center in Israel.

Operations Center in Israel

IDBD and DIC have certain restrictions and financial agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. Regarding IDBD's financial position, its cash flow and its ability to meet its financial debt commitments, it should be considered that certain bondholders have hired representative and legal advisors, over the last months to evaluate potential courses of actions including procedures for declaring IDBD’s insolvency.

Besides IDBD’s financial situation, its negative equity, negative operating cash flows and low credit rating of its debentures which resulted in its bondholders hiring representative and legal advisors to evaluate a potential procedure for declaring the insolvency of IDBD, the cash flow forecast for the next 24 months presented to the Board of Directors includes the current price of Clal’s shares and its implications in the swap transactions deposits (see note 31) and considers the assumption that IDBD will receive, inter alia, proceeds from the sale of private investments which are directly owned by IDBD, while the implementation of these plans does not depend entirely on factors under its control.

Additionally, IRSA’s Board of Directors has approved a commitment with Dolphin to make capital contributions in Dolphin for up to NIS 210 (approximately Ps. 3,360 as of the date of these financial statements), described in Note 1 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

In preparation for its 2019 annual financial statements, IDBD is currently evaluating its financial position, including, among others, its updated cash flow projection and its net assets value. At this stage, IDBD did not finalize its assessment.

The commitments and other restrictions that result from IDBD and DIC’s indebtedness do not have effect over IRSA since such indebtedness has no recourse against IRSA, nor has IRSA guaranteed it with its assets, except for the commitment to make contributions to Dolphin as mentioned above.

Considering the above, as of December 31, 2019, the financial risk of IRSA with respect to the Operations Center in Israel is limited to the abovementioned commitments and the equity risk, as a result of the pledges granted over DIC shares to certain bondholders of IDBD, is limited to the value of IRSA’s net assets in the Operation Center in Israel, which amounted to NIS 588 (Ps. 9,737) as of December 31, 2019.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2019 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of six months ended December 31, 2019 and 2018 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below presents the index for the period ended December 31, 2019, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	Quarter ended September 30, 2019	Quarter ended December 31, 2019	As of December 31, 2019 (accumulated six months)
Price variation	13%	12%	25%

As a consequence of the aforementioned, these financial statements as of December 31, 2019 were restated in accordance with IAS 29.

IRSA Inversiones y Representaciones Sociedad Anónima

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

As described in Note 2.2 to the annual financial statements, the Group has adapted IFRS 16: “Leases” and Amendment to IAS 28 “Investment in associates and joint ventures” in the current year applying the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2018. Comparative figures were not restated

The main changes were the following:

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to substantially obtain all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.
The standard allows to exclude short-term contracts (under 12 months) and those in which the underlying asset has low value.

Amendment to IAS 28 “Investment in associates and joint ventures”

In accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the interest in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28.

Additionally, the Company opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

IRSA Inversiones y Representaciones Sociedad Anónima

The effect on retained earnings as of July 1, 2019 for the first implementation of IFRS 16 and IAS 28 is the following:

	07.01.2019
	Implementation NIIF 16	Implementation NIC 28	Total
ASSETS
Non- Current Assets
Investment properties	375	-	375
Rights of use	12,400	-	12,400
Investments in associates and joint ventures	-	(1,787)	(1,787)
Trade and other receivables	106	-	106
Total Non-Current Assets	12,881	(1,787)	11,094
Current assets	-	-	-
Income tax and MPIT credit	15	-	15
Trade and other receivables	(150)	-	(150)
Group of assets held for sale	2,748	-	2,748
Total current assets	2,613	-	2,613
TOTAL ASSETS	15,494	(1,787)	13,707
SHAREHOLDERS’ EQUITY	-	-	-
Capital and reserves attributable to equity holders of the parent	-	-	-
Retained earnings	8	(1,030)	(1,022)
Total capital and reserves attributable to equity holders of the parent	8	(1,030)	(1,022)
Non-controlling interest	-	(757)	(757)
TOTAL SHAREHOLDERS’ EQUITY	8	(1,787)	(1,779)
LIABILITIES	-	-	-
Non-Current Liabilities	-	-	-
Trade and other payables	9,351	-	9,351
Total Non-Current Liabilities	9,351	-	9,351
Current Liabilities	-	-	-
Lease liabilities	3,456	-	3,456
Trade and other payables	(81)	-	(81)
Group of liabilities held for sale	2,760	-	2,760
Total Current Liabilities	6,135	-	6,135
TOTAL LIABILITIES	15,486	-	15,486
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	15,494	(1,787)	13,707

2.3.
Comparability of information

Balance items as of June 30, 2019 and December 31, 2018 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in Gav-Yam. See note 4.A. to these Financial Statements.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

3.
Seasonal effects on operations

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The results of operations of telecommunications and tourism are usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six month period ended December 31, 2019 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2019, are detailed in Note 4 to the Annual Financial Statements.

Operations Center in Argentina

A.
Condor merger agreement

On July 19, 2019, Condor signed an agreement and merger plan with a company not related to the Group. The agreement set that each ordinary share, whose nominal value is US$ 0.01 per share will be canceled before the merger and will be replaced by the right to receive a cash amount equivalent to US$ 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically canceled and shareholders will become entitled to receive a cash amount equal to US$ 10.00 per share.

It is estimated that the operation will be completed before February 29, 2020. At the date of issuance of these financial statements, the Group held 2,197,023 ordinary shares and 325,752 Series E shares.

B.
Distribution of dividends in kind

On October 30, 2019, the Ordinary Shareholders’ Meeting of IRSA, approved, a dividend distribution in kind for the equivalent amount of Ps. 480 (representative of Ps. 0.83 per share) payable in shares of IRSA CP. IRSA CP’s quoted price per share as of October 29, 2019, was considered and, it amounted to 205 pesos per share. As a result 2,341,463 shares were distributed. This transaction was accounted for as a change in equity generating a reduction of the equity attributable to the controlling shareholders for Ps. 443 restated for inflation as of the date of this financial statements. As of the end of the period the groups interest in IRSA CP amounts to 80.65%.

IRSA Inversiones y Representaciones Sociedad Anónima

C.
TGLT – Recapitalization agreement

On August 8, 2019, we entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. Through the recapitalization agreement TGLT committed to: (i) make a public offering to subscribe Class A preferred shares at a subscription price of US$1.00 per TGLT share; (ii) make a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each US$1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares is completed and (b) a minimum number of option holders have exercised that option at a subscription price of US$1.00 per Class C preferred share (or its equivalent in pesos).

Finally, supporting the recapitalization plan, IRSA CP signed a subscription commitment with TGLT for Class A preferred shares under the Class A Public Offering to make a contribution in kind of shares of the company La Maltería S.A., 100% of its ownership, for an amount of up to US$ 24 million and promised to exchange its convertible notes into Class B preferred shares.

In turn, on November 22, 2019, TGLT held a meeting with bondholders of convertible notes in order to consider the amendment to different clauses of the indenture in force at that date, and in line with what was agreed in the recapitalization agreement, IRSA CP approved the amendments.

Under the agreements described above, the successful consummation of the offer by TGLT, and having reached the thresholds of consent from the bondholders of convertible notes of TGLT, on December 11, 2019, the Company concluded the process scheduled in the recapitalization agreement and related documents through the subscription of Class A preferred shares, integrating them in kind through the contribution of the shares of the company La Maltería S.A., 100% of their ownership and, moreover, proceeded to the exchange of the convertible note - including deferred interest and accrued interest from August 15, 2019 to December 11, 2019 - in preferred class B shares.

Operations Center in Israel

A.
Sale of Gav-Yam

On July 1, 2019, PBC sold approximately 11.7% of its equity interest in Gav-Yam's through private agreements. After this transaction, the holding of PBC in Gav-Yam changed from 51.7% to 40.0%. The consideration received for said sale was NIS 456 (approximately $ 6,118 restated as of the date of these financial statements).

Additionally, on September 1, 2019, PBC sold approximately an additional 5.14% of Gav-Yam, therefore the stake of PBC in Gav-Yam went from 40.0% to 34.9%. as a consequence of the aforementioned sales, PBC has lost the right to nominate the majority of the members of the Board of Directors, and to appoint or remove the key members of management. Consequently, PBC has lost control of Gav-Yam and has deconsolidated such investment since that date.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a detail of the sale:

09.30.2019
Cash received	12,555
Remediation of the fair value of the remaining investment	28,315
Total	40,870
Net assets written off including business key	(24,596)
Earnings from sales of a net tax subsidiary (*)	16,274

              (*) These results are presented within discontinued operations, in the line “Other operating results, net”.

Below is a detail of the net assets deconsolidated:

09.30.2019
Investment properties	138,688
Property, plant and equipment	934
Intangible assets	2,992
Rights of use	37
Investments in associates and joint ventures	3,870
Restricted assets	333
Trade and other receivables	1,019
Investments in financial assets	11,759
Trading properties	136
Income tax credit	167
Cash and cash equivalents	9,352
TOTAL ASSETS	169,287
Borrowings	88,224
Lease liabilities	37
Deferred income tax liabilities	16,124
Trade and other payables	2,111
Employee benefits	19
Salaries and social security liabilities	56
Income tax and MPIT liabilities	111
TOTAL LIABILITIES	106,682
Non-controlling interest	38,009
Net assets written off including business key	24,596

B.
Agreement for sale of a plot of land in the US

As mentioned in Note 4. D of the Operations Center in Israel, the agreement for the sale of the land attached to the Tivoli project has been breached and terminated. In July 2019, the Group signed a new agreement for the sale of the aforementioned land, for a total amount of US$ 18 million. At this stage, there is no certainty that the sale transaction will be completed.

C.
IDBD financing agreement

On August 31, 2019, IDBD’s Board of Directors gave its approval to accept a commitment by Dolphin to make a capital contribution ("the Commitment"), whose main points are the following:

Dolphin irrevocably undertook the commitment to make capital contributions to IDBD for a total amount of NIS 210 in three equal annual payments (NIS 70 each) on September 2, in each of the years 2019-2021 ("Payments" and "payment dates", respectively). The aforementioned payments will be made in exchange for the company’s shares or as a subordinated loan in similar terms to the subordinated loan that Dolphin advanced in the past to IDBD. On September 2, 2019, the first payment for NIS 70 million was made.

IRSA committed unilaterally and irrevocably to transfer to Dolphin the amounts it needs to comply with the Commitment ("IRSA Commitment"). If Dolphin does not make the capital contributions in accordance with the Commitment, then Dolphin's rights in accordance with the IRSA Commitment will be automatically assigned to IDBD, and IDBD will have the right to act to carry out the IRSA Commitment.

IRSA Inversiones y Representaciones Sociedad Anónima

The Commitment will automatically expire in each of the following cases: (a) if motions are filed to decree insolvency against IDBD (whether voluntarily or involuntarily filed) in the courts of Israel and they are valid in any of the Payment Dates, in which case the corresponding Payment Date will be postponed for a period of 90 days and the corresponding payment will be transferred to IDBD only if the procedures are canceled during the mentioned period of 90 days. If the procedures for declaring insolvency are not canceled within 90 days as mentioned above, the entire commitment will expire; (b) if an insolvency decree is given as set forth in section 3 of the Israel Insolvency and Economic Recovery Act, 5778-2018; and (c) a trustee, fiduciary, special manager or any officer of this type (temporary or permanent) is appointed in IDBD, or the court will issue a similar order (with respect to the insolvency of IDBD).

D.
Advance payment of Ispro debentures

In August 2019, the Audit Committee and Ispro Board approved the full advance payment of the debentures (Series B), which were quoted in the TASE, the total amount was NIS 131. The early repayment of these debentures will make Ispro an unlisted company for the TASE.

E.
Sale of Clal shares

On August 28, 2019, the second buyer of the transaction described in Note 4.A. notified the decision to exercise the option for the remaining 3% at a price of NIS 50 per share for a total of NIS 83 million. These shares were delivered through a swap contract.

On September 3, 2019, IDB concluded an agreement for the sale of an additional 6% of Clal shares, of which 1% would be collected in cash (approximately NIS 29) and the remaining 5% through the receipt of IDBD’s own debentures for a nominal value of approximately NIS 190 million. The agreed price of Clal share was NIS 52.5 and the discount value applied to the IDBD debentures was between 25% - 21% discount with respect to the nominal value.
As mentioned in Note 4.A. to the annual financial statements, IDBD was looking for different ways of financing the purchase of Clal's to the third buyer. On October 27, 2019, IDBD signed an agreement with a financial entity which offered to buy all rights and obligations related to the financing of said purchase.

On November 7, the sale transaction has been completed and the loan has been granted by a financial entity. It should be clarified that the amount of 2,771,309 of Clal Insurance Enterprises shares sold was subject to a swap transaction between IDBD and a financial entity, that ended with the Company's notice to that entity.

On December 16, Clal made a public capital increase of 12,066,000 shares at a price of NIS/share 53.87 in which IDBD did not take part.

Additionally, on the same date, IDBD sold 200,000 shares of Clal at a price of NIS/share 53.95, representative of 0.3% of the new share capital.

On December 18, IDBD sold 617,017 shares of Clal at a price of NIS/share 53.77, representative of 0.9% of the share capital.

Additionally, during December 2019, a swap transaction, which IDBD had agreed for 2.771.309 shares, expired. The price per share was of NIS 52.25.

As a result of said transaction, as of December 31, 2019, IDBD’s equity interest in Clal Insurance Enterprises was 8.5% and it owned an additional 8.2% through swap transactions.

IRSA Inversiones y Representaciones Sociedad Anónima

F.
Capital Increase in Cellcom

On December 5, 2019, Cellcom made a tender offer for the issuance of shares, of which DIC participated and acquired 50% of the issuance. The amount received for the shares was of NIS 307 (approximately Ps. 5,320 as of that date) and Cellcom issued a total amount of 30,600,000 ordinary shares, 7,038,000 share options (Series 3) and 6,426,000 share options (Series 4) for an amount of NIS 1.021 per unit (each unit will consist of 100 ordinary shares, 23 share options Series 3 and 21 share options Series 4).

After this transaction, DIC holds 46.2% of the issued capital and approximately 48.5% of the voting rights of Cellcom (directly and over agreements with other shareholders of Cellcom).

G.
PBC distribution of dividends in kind

On December 10, 2019 PBC distributed all its interest in Mehadrin as a dividend in kind. As a result, DIC holds a direct interest in Mehadrin of 31.4%. As of December 2019, Mehadrin is classified as an associate.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2019 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments, except as mentioned in note 30.

6.
Segment information

As explained in Note 6 to the Annual Financial Statements, the Group reports its financial performance separately in two Operations Centers. As described in Note 4.A from the Israel operations center to these Financial Statements, the Group lost control of Gav-am as of September 30, 2019 and has reclassified its results to discontinued operations. Segment information for the period ended December 31, 2018 has been recast for the purposes of comparability with the present period.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summary of the Group’s operative segments and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended December 31, 2019 and 2018:

	Six months ended December 31, 2019
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	6,531	34,767	41,298	(40)	1,540	(12)	42,786
Costs	(1,359)	(23,498)	(24,857)	21	(1,611)	3	(26,444)
Gross profit / (loss)	5,172	11,269	16,441	(19)	(71)	(9)	16,342
Net gain / (loss) from fair value adjustment of investment properties	4,141	(164)	3,977	(253)	-	-	3,724
General and administrative expenses	(1,134)	(3,528)	(4,662)	7	-	15	(4,640)
Selling expenses	(536)	(5,229)	(5,765)	4	(25)	-	(5,786)
Other operating results, net	(42)	(2,594)	(2,636)	14	71	(6)	(2,557)
Profit / (loss) from operations	7,601	(246)	7,355	(247)	(25)	-	7,083
Share of (loss) of associates and joint ventures	(1,289)	(563)	(1,852)	181	-	-	(1,671)
Segment profit / (loss)	6,312	(809)	5,503	(66)	(25)	-	5,412
Reportable assets	102,321	374,349	476,670	(597)	-	25,456	501,529
Reportable liabilities	-	(331,885)	(331,885)	-	-	(88,249)	(420,134)
Net reportable assets	102,321	42,464	144,785	(597)	-	(62,793)	81,395

	Six months ended December 31, 2018
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	7,100	30,920	38,020	(45)	1,753	(9)	39,719
Costs	(1,233)	(21,744)	(22,977)	28	(1,832)	-	(24,781)
Gross profit / (loss)	5,867	9,176	15,043	(17)	(79)	(9)	14,938
Net (loss) / gain from fair value adjustment of investment properties	(9,569)	487	(9,082)	1	-	-	(9,081)
General and administrative expenses	(1,312)	(3,430)	(4,742)	11	-	15	(4,716)
Selling expenses	(501)	(4,797)	(5,298)	2	-	-	(5,296)
Other operating results, net	(310)	966	656	161	79	(5)	891
(Loss) / profit from operations	(5,825)	2,402	(3,423)	158	-	1	(3,264)
Share of (loss) of associates and joint ventures	(397)	(622)	(1,019)	(193)	-	-	(1,212)
Segment (loss) / profit	(6,222)	1,780	(4,442)	(35)	-	1	(4,476)
Reportable assets	127,162	503,648	630,810	(786)	-	26,617	656,641
Reportable liabilities	-	(432,060)	(432,060)	-	-	(84,542)	(516,602)
Net reportable assets	127,162	71,588	198,750	(786)	-	(57,925)	140,039

(1)
Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 8,912 and Ps. 5,288 as of December 31, 2019 and 2018 respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the business unit of the Group’s Operations Center in Argentina for the periods ended December 31, 2019 and 2018:
	Six months ended December 31, 2019
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	3,644	1,095	460	1,268	5	-	59	6,531
Costs	(287)	(61)	(257)	(706)	(5)	-	(43)	(1,359)
Gross profit	3,357	1,034	203	562	-	-	16	5,172
Net (loss) / gain from fair value adjustment of investment properties	(1,876)	3,326	2,544	-	-	-	147	4,141
General and administrative expenses	(440)	(115)	(108)	(177)	(60)	(177)	(57)	(1,134)
Selling expenses	(254)	(43)	(98)	(135)	-	-	(6)	(536)
Other operating results, net	(85)	(24)	(3)	(9)	(1)	-	80	(42)
Profit / (loss) from operations	702	4,178	2,538	241	(61)	(177)	180	7,601
Share of profit of associates and joint ventures	-	-	-	-	(381)	-	(908)	(1,289)
Segment profit / (loss)	702	4,178	2,538	241	(442)	(177)	(728)	6,312

Investment properties and trading properties	43,075	31,242	24,362	1,628	268	-	1,082	101,657
Investment in associates and joint ventures	-	-	456	-	(7,530)	-	5,315	(1,759)
Other operating assets	44	50	2,225	25	-	-	79	2,423
Operating assets	43,119	31,292	27,043	1,653	(7,262)	-	6,476	102,321

For the six month period ended December 31, 2019, the net gain from fair value adjustments of shopping malls was Ps. 4,141 million. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

(a) positive result of Ps.19,638.8 million as a consequence of an increase in the projected inflation rate plus GDP, with the resulting increase in the cash flow of shopping malls revenues;
(b) negative result of Ps.21,592.6 million due to the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow;
(c) an increase of 72 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of Ps.2,244.0 million.
(d) positive impact of Ps.11,560.7 million resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period;
(e) additional effect due to the suspension of the income tax rate applicable to companies for one year, which resulted in a reduction in the value of shopping centers of Ps. 209.0 million.

The value of our office buildings and other rental properties measured in real terms increased by 12.0% during the six-month period ended as of December 31, 2019, due to a devaluation of the peso which exceeded the period's inflation rate.

Additionally, due to the impact of the inflation adjustment, part of the gain from fair value adjustments was reclassified due to exposure to changes in the purchasing power of the currency.

	Six months ended December 31, 2018
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	4,207	840	515	1,454	7	-	77	7,100
Costs	(319)	(44)	(67)	(717)	(3)	-	(83)	(1,233)
Gross profit / (loss)	3,888	796	448	737	4	-	(6)	5,867
Net (loss) / gain from fair value adjustment of investment properties	(13,663)	3,863	197	-	3	-	31	(9,569)
General and administrative expenses	(454)	(105)	(94)	(227)	(54)	(326)	(52)	(1,312)
Selling expenses	(268)	(53)	(20)	(152)	-	-	(8)	(501)
Other operating results, net	33	(15)	(187)	40	3	-	(184)	(310)
(Loss) / profit from operations	(10,464)	4,486	344	398	(44)	(326)	(219)	(5,825)
Share of profit of associates and joint ventures	-	-	(21)	-	(299)	-	(77)	(397)
Segment (loss) / profit	(10,464)	4,486	323	398	(343)	(326)	(296)	(6,222)

Investment properties and trading properties	66,040	30,625	23,311	-	92	-	1,161	121,229
Investment in associates and joint ventures	2	-	375	-	(3,840)	-	6,683	3,220
Other operating assets	229	152	163	1,754	174	-	241	2,713
Operating assets	66,271	30,777	23,849	1,754	(3,574)	-	8,085	127,162

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the business unit of the Group’s Operations Center in Israel for the periods ended December 31, 2019 and 2018:
	Six months ended December 31, 2019
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	6,277	-	27,595	-	-	895	34,767
Costs	(3,364)	-	(19,885)	-	-	(249)	(23,498)
Gross profit	2,913	-	7,710	-	-	646	11,269
Net loss from fair value adjustment of investment properties	(164)	-	-	-	-	-	(164)
General and administrative expenses	(378)	-	(2,297)	-	(440)	(413)	(3,528)
Selling expenses	(117)	-	(4,924)	-	-	(188)	(5,229)
Other operating results, net	(1,644)	-	(657)	-	(58)	(235)	(2,594)
Profit / (loss) from operations	610	-	(168)	-	(498)	(190)	(246)
Share of loss of associates and joint ventures	(404)	-	(89)	-	-	(70)	(563)
Segment profit / (loss)	206	-	(257)	-	(498)	(260)	(809)

Operating assets	133,810	22,442	115,160	7,337	29,114	66,486	374,349
Operating liabilities	(123,193)	-	(89,968)	-	(98,434)	(20,290)	(331,885)
Operating assets (liabilities), net	10,617	22,442	25,192	7,337	(69,320)	46,196	42,464

	Six months ended December 31, 2018
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	6,153	-	24,018	-	-	749	30,920
Costs	(3,857)	-	(17,488)	-	-	(399)	(21,744)
Gross profit	2,296	-	6,530	-	-	350	9,176
Net gain from fair value adjustment of investment properties	487	-	-	-	-	-	487
General and administrative expenses	(281)	-	(2,114)	-	(422)	(613)	(3,430)
Selling expenses	(103)	-	(4,554)	-	-	(140)	(4,797)
Other operating results, net	-	-	181	-	413	372	966
Profit / (loss) from operations	2,399	-	43	-	(9)	(31)	2,402
Share of (loss) / profit of associates and joint ventures	(470)	252	-	-	-	(404)	(622)
Segment profit / (loss)	1,929	252	43	-	(9)	(435)	1,780

Operating assets	271,236	21,126	103,239	24,773	54,408	28,866	503,648
Operating liabilities	(210,798)	-	(80,053)	-	(126,264)	(14,945)	(432,060)
Operating assets (liabilities), net	60,438	21,126	23,186	24,773	(71,856)	13,921	71,588

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	December 31, 2019	June 30, 2019
Beginning of the period / year	31,499	45,933
Adjustment previous periods (IFRS 9 and IAS 28)	(1,787)	(135)
Increase in equity interest in associates and joint ventures	2,506	614
Issuance of capital and contributions	180	116
Capital reduction	(29)	(591)
Decrease of interest in associate	-	(6,319)
Associates incorporated by business combination	24,445	-
Share of profit / (loss)	(1,616)	(6,151)
Currency translation adjustment	(428)	(356)
Dividends (i)	(66)	(1,512)
Distribution for associate liquidation	148	-
Reclassification to held-for-sale	(159)	-
Others	(17)	(100)
End of the period / year (ii)	54,676	31,499

(i)
Note 25.
(ii)
As of December 31, 2019 and June 30, 2019 includes Ps. (8,912) and Ps. (7,622), reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).

IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	December 31, 2019	June 30, 2019	December 31, 2019	June 30, 2019	December 31, 2019	December 31, 2018
Associates
New Lipstick (1)	49.96%	49.96%	(8,912)	(7,622)	(368)	(455)
BHSA	29.91%	29.91%	2,927	3,918	(993)	(121)
Condor	18.89%	18.89%	1,331	1,225	(13)	79
PBEL	45.00%	45.40%	-	1,743	-	(2)
Shufersal	26.02%	26.02%	22,442	20,260	1,952	439
Mehadrin	31.40%	45.41%	4,174	4,265	(58)	(606)
Gav-Yam	34.90%	N/A	25,457	N/A	163	N/A
Quality	50.00%	50.00%	1,857	1,646	185	32
La Rural SA	50.00%	50.00%	184	89	94	26
TGLT	30.50%	N/A	1,915	N/A	-	N/A
Other joint ventures	N/A	N/A	3,301	5,975	(3,006)	(478)
Total associates and joint ventures			54,676	31,499	(2,044)	(1,086)

(1)
On March 4th 2019, Metropolitan a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, for an amount of USD 11 plus a contingent amount over the option price on part of the parcel of the land where the Lipstick building is built. The debt is due on April 30, 2021.

Below is additional information about the Group’s investments in associates and joint ventures:

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	N/A	(*) (8)	(*) (217)
BHSA	Argentina	Financial	448,689,072	(***) 1,500	(***) 3,321	(***) 9,407
Condor	EE.UU.	Hotel	2,245,100	N/A	(*) (2)	(*) 92
PBEL	India	Real estate	450	(**) 1	(**) 144	(**) 3,254
Shufersal	Israel	Retail	79,282,087	(**) 242	(**)242	(**) 1,795
Mehadrin	Israel	Agropecuaria	N/A	N/A	-	12,276
Gav-Yam	Israel	Inmobiliaria	N/A	N/A	(**) 149	(**) 3,254
Quality	Argentina	Real estate	120,827,022	326	369	3,659
La Rural SA	Argentina	Organization of events	714,498	1	199	289
TGLT (2)	Argentina	Real estate	1,509,889	80	-	(3,237)
Other joint ventures			-	N/A	N/A	N/A

(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)
 Amounts in millions of NIS.
(***)
Information as of December 31, 2019 according to BCRA's standards.
(2)
Additionally, 21,600,000 preferred class A shares and 24,948,798 preferred class B shares were subscribed, subject to conversion. As of the date of issuance of these financial statements, these preferred shares have not yet been converted.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:
	Six months ended December 31, 2019				Year ended June 30, 2019
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	258,376	25,096	10,141	293,613	318,625
Adjustments previous periods	375	-	-	375	-
Additions	578	1	1,556	2,135	10,222
Capitalized finance costs	-	-	-	-	205
Capitalized leasing costs	13	-	-	13	14
Amortization of capitalized leasing costs (i)	(9)	-	-	(9)	(19)
Transfers	29	(44)	15	-	381
Assets incorporated by business combination	(19,748)	(636)	(568)	(20,952)	-
Deconsolidation	(127,270)	(7,213)	(4,205)	(138,688)	-
Disposals	(9,494)	(343)	-	(9,837)	(3,299)
Currency translation adjustment	37,015	1,476	1,091	39,582	(2,684)
Net gain from fair value adjustment	1,373	2,070	281	3,724	(29,832)
Fair value at the end of the period / year	141,238	20,407	8,311	169,956	293,613

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 21).

The following amounts have been recognized in the Statements of Income:

	12.31.2019	12.31.2018
Rental and services income	9,838	13,316
Direct operating expenses	(3,200)	(3,538)
Development expenditures	46	(2,835)
Net realized gain from fair value adjustment of investment properties	3	-
Net unrealized gain from fair value adjustment of investment properties	3,721	(9,081)

                Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Company has reassessed the assumptions at the end of the period, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

9.
Property, plant and equipment

               Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:
	Six month ended December 31, 2019					Year ended June 30, 2019
	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total	Total
Costs	9,360	2,127	83,343	7,800	102,630	97,017
Accumulated depreciation	(5,837)	(1,454)	(61,367)	(5,885)	(74,543)	(69,206)
Net book amount at the beginning of the period / year	3,523	673	21,976	1,915	28,087	27,811
Additions	152	46	2,012	512	2,722	6,290
Disposals	(18)	(1)	(2,798)	-	(2,817)	(53)
Deconsolidation	(372)	(523)	-	(39)	(934)	-
Assets incorporated by business combinations	(241)	-	-	-	(241)	-
Currency translation adjustment	241	131	2,960	(501)	2,831	(634)
Transfers	-	(19)	-	-	(19)	10
Depreciation charges (i)	(183)	(42)	(2,188)	(542)	(2,955)	(5,337)
Balances at the end of the period / year	3,102	265	21,962	1,345	26,674	28,087
Costs	6,782	1,706	89,422	3,723	101,633	102,630
Accumulated depreciation	(3,680)	(1,441)	(67,460)	(2,378)	(74,959)	(74,543)
Net book amount at the end of the period / year	3,102	265	21,962	1,345	26,674	28,087

(i)
As of December 31, 2019, depreciation charges of property, plant and equipment were recognized as follows: Ps. 2,520 in "Costs", Ps. 363 in "General and administrative expenses" and Ps. 73 in "Selling expenses", respectively in the Statement of Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Six-month ended December 31, 2019				Year ended June 30, 2019
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	2,364	2,106	2,890	7,360	19,428
Adjustment previous periods (IFRS 15)	-	-	-	-	(7,329)
Additions	24	915	28	967	3,226
Deconsolidation	-	(136)	-	(136)	-
Currency translation adjustment	140	96	229	465	(1,190)
Transfers	554	(526)	(30)	(2)	47
Impairment	-	-	-	-	(40)
Capitalized finance costs	-	64	-	64	15
Disposals	(301)	(2,127)	(31)	(2,459)	(6,797)
End of the period / year	2,781	392	3,086	6,259	7,360
Non-current				4,336	6,899
Current				1,923	461
Total				6,259	7,360

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Six-month ended December 31, 2019							Year ended June 30, 2019
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total	Total
Costs	5,775	6,218	8,334	17,852	5,680	7,581	51,440	46,369
Accumulated amortization	-	(481)	(6,307)	(15,078)	(2,323)	(4,712)	(28,901)	(22,099)
Net book amount at the beginning of the period / year	5,775	5,737	2,027	2,774	3,357	2,869	22,539	24,270
Additions	-	-	-	-	674	1,538	2,212	3,276
Disposals	-	-	-	-	(84)	-	(84)	(54)
Deconsolidation	(2,973)	-	-	-	(19)	-	(2,992)	-
Impairment	-	-	-	-	-	-	-	(162)
Currency translation adjustment	2,007	584	194	228	337	284	3,634	(707)
Amortization charges (i)	-	(44)	(117)	(528)	(614)	(544)	(1,847)	(4,084)
Balances at the end of the period / year	4,809	6,277	2,104	2,474	3,651	4,147	23,462	22,539
Costs	4,809	6,857	9,193	19,699	6,403	9,897	56,858	51,440
Accumulated amortization	-	(580)	(7,089)	(17,225)	(2,752)	(5,750)	(33,396)	(28,901)
Net book amount at the end of the period / year	4,809	6,277	2,104	2,474	3,651	4,147	23,462	22,539

(i)
As of December 31, 2019, amortization charges were recognized in the amount of Ps. 118 in "Costs", Ps. 558 in "General and administrative expenses" and
  Ps. 1,244 in "Selling expenses", in the Statement of Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

12.
Right-of-use assets

The Group’s right-of-use assets as of December 31, 2019 and June 30, 2019 are the following:

	December 31, 2019	June 30, 2019
Real Estate	2,939	-
Telecommunications	9,027	-
Machinery and equipment	15	-
Others	1,200	-
Total Rights of use	13,181	-
Not Current	13,181	-
Total	13,181	-

The depreciation charge of the right-of use-assets is detailed below:

	December 31, 2019	December 31, 2018
Real Estate	472	-
Telecommunications	1.450	-
Others	121	-
Total depreciation of Rights of use	2.043	-

13.
Financial instruments by category

This note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy see Note 13 to the Annual Financial Statements. Financial assets and financial liabilities as of December 31, 2019 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
December 31, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	37,640	-	-	-	37,640	10,291	47,931
Investments in financial assets:
- Public companies’ securities	-	891	195	-	1,086	-	1,086
- Private companies’ securities	-	-	-	2,468	2,468	-	2,468
- Deposits	513	50	-	-	563	-	563
- Bonds	-	18,517	1,888	-	20,405	-	20,405
- Others	-	10,366	644	493	11,503	-	11,503
Derivative financial instruments:
- Foreign-currency future contracts	-	-	42	-	42	-	42
- Others	-	-	17	82	99	-	99
Restricted assets (i)	6,294	-	-	-	6,294	-	6,294
Financial assets held for sale:
- Clal	-	7,337	-	-	7,337	-	7,337
Cash and cash equivalents:
- Cash at bank and on hand	15,977	-	-	-	15,977	-	15,977
- Short-term investments	46,955	1,821	-	-	48,776	-	48,776
Total assets	107,379	38,982	2,786	3,043	152,190	10,291	162,481

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
December 31, 2019
Liabilities as per Statement of Financial Position
Trade and other payables	15,671	-	-	-	15,671	6,047	21,718
Borrowings (excluding finance leases)	312,472	-	-	-	312,472	-	312,472
Derivative financial instruments:
- Foreign-currency future contracts	-	78	650	-	728	-	728
- Others	-	-	-	67	67	-	67
- Forwards	-	-	33	-	33	-	33
Total liabilities	328,143	78	683	67	328,971	6,047	335,018

Financial assets and financial liabilities as of June 30, 2019 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2019
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	36,473	-	-	-	36,473	9,791	46,264
Investments in financial assets:	-	-	-	-	-	-	-
- Public companies’ securities	-	1,204	174	35	1,413	-	1,413
- Private companies’ securities	-	-	-	2,297	2,297	-	2,297
- Deposits	4,610	45	-	-	4,655	-	4,655
- Bonds	-	21,047	1,336	1,256	23,639	-	23,639
- Investments in financial assets with quotation	-	11,619	549	-	12,168	-	12,168
Derivative financial instruments	-	-	-	-	-	-	-
- Foreign-currency future contracts	-	-	36	-	36	-	36
- Others	-	-	16	120	136	-	136
Restricted assets (i)	9,386	-	-	-	9,386	-	9,386
Financial assets held for sale:	-	-	-	-	-	-	-
- Clal	-	19,929	-	-	19,929	-	19,929
Cash and cash equivalents:	-	-	-	-	-	-	-
- Cash at bank and on hand	8,462	-	-	-	8,462	-	8,462
- Short term investments	65,913	1,723	-	-	67,636	-	67,636
Total assets	124,844	55,567	2,111	3,708	186,230	9,791	196,021

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables	18,581	-	-	-	18,581	6,978	25,559
Borrowings (excluding finance leases)	393,203	-	-	-	393,203	-	393,203
Derivative financial instruments:	-
- Swaps	-	-	169	-	169	-	169
- Others	-	-	1,095	60	1,155	-	1,155
Total liabilities	411,784	-	1,264	60	413,108	6,978	420,086

(i) Corresponds to security deposits and escrows.

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

IRSA Inversiones y Representaciones Sociedad Anónima

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2019.

As of December 31, 2019, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments. Details of such models are presented in the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Foreign currency put	Theoretical price	Underlying price (Market price) and currency volatility (historical)	Level 2	-
Promissory note	Discounted cash flows - Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10.5 to 11.5 Share price volatility 58% to 78% Market interest-rate 1.5% to 3%
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of December 31, 2019 and June 30, 2019:

	Derivative financial instruments - Forwards	Investments in financial assets - Private companies' securities	investments in financial assets - Others	Derivative financial instruments	Total as of December 31, 2019	Total as of June 30, 2019
Balances at beginning of the period / year	(60)	2,297	1,291	120	3,648	4,058
Additions and acquisitions	-	15	-	-	15	151
Transfer to level 1	-	-	-	(3)	(3)	52
Currency translation adjustment	(7)	200	61	(20)	234	(67)
Write off	-	-	(851)	-	(851)	-
Gain / (loss) for the period / year (i)	-	(44)	(8)	(15)	(67)	(546)
Balances at the end of the period / year	(67)	2,468	493	82	2,976	3,648

(i)
Included within “Financial results, net” in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

14.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2019 and June 30, 2019 are as follows:

	December 31, 2019	June 30, 2019
Sale, leases and services receivables	31,292	31,215
Less: Allowance for doubtful accounts	(2,757)	(2,335)
Total trade receivables	28,535	28,880
Prepaid expenses	7,236	7,027
Borrowings, deposits and other debit balances	4,919	3,626
Advances to suppliers	1,350	1,140
Tax receivables	433	561
Others	2,701	2,695
Total other receivables	16,639	15,049
Total trade and other receivables	45,174	43,929
Non-current	16,954	15,564
Current	28,220	28,365
Total	45,174	43,929

Movements on the Group’s allowance for doubtful accounts were as follows:

	December 31, 2019	June 30, 2019
Beginning of the period / year	2,335	1,577
Adjustments previous periods (IFRS 9)	-	171
Additions	372	687
Recoveries	(80)	(54)
Currency translation adjustment	549	559
Deconsolidation	(17)	-
Receivables written off during the period/year as uncollectable	(295)	(409)
Transfer of assets available for sale	(17)
Inflation adjustment	(90)	(196)
End of the period / year	2,757	2,335

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 21).

15.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the six month periods ended December 31, 2019 and 2018:

	Note	Six months ended 12.31.2019	Six months ended 12.31.2018
Profit / (loss) for the period		4,857	(8,363)
Profit for the period from discontinued operations		(16,639)	(3,042)
Adjustments for:
Income tax	18	2,365	(3,312)
Amortization and depreciation	20	6,912	4,627
Net gain / (loss) from fair value adjustment of investment properties		(3,724)	9,081
Share-based compensation		58	29
Impairment of other assets		1,513	236
Depreciation of associates and joint ventures		-	200
Net gain from disposal of intangible assets		-	(12)
Gain from disposal of subsidiary and associates		-	(1,069)
Financial results, net		15,742	9,333
Provisions and allowances		263	676
Share of profit of associates and joint ventures	7	1,671	1,212
Changes in operating assets and liabilities:
(Increase) / decrease in inventories		(348)	58
Decrease / (increase) in trading properties		1,345	(352)
Increase in restricted assets		-	(180)
Decrease in trade and other receivables		3,368	944
Decrease in trade and other payables		(2,781)	(1,721)
Increase / (decrease) in salaries and social security liabilities		873	(260)
Decrease in provisions		(454)	(112)
Net cash generated by continuing operating activities before income tax paid		15,021	7,973
Net cash generated by discontinued operating activities before income tax paid		2,105	2,931
Net cash generated by operating activities before income tax paid		17,126	10,904

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents a detail of significant non-cash transactions occurred in the six-month periods ended December 31, 2019 and 2018:

	Six months ended 12.31.2019	Six months ended 12.31.2018
Increase in investment properties through an increase in trade and other payables	40	-
Increase in investment properties through a decrease in trade and other receivable	-	267
Increase in investment properties through a decrease in financial assets	245	-
Increase of properties for sale through an increase in borrowings	64	43
Increase of properties for sale through a decrease of investment properties	-	852
Increase in property, plant and equipment through an increase in trade and other payables	447	465
Increase in intangible assets through an increase in trade and other payables	511	-
Increase in intangible assets through an increase in trade and other payables	-	270
Distribution of dividends at non-controlling interest pending payment	1,012	-
Increase in investments in financial assets through a decrease in investments in associates and joint ventures	19	-
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	723	-
Increase in investments in associates and joint ventures through a decrease in borrowings	-	8
Reduction of investment properties through the acquisition of investments in associates	1,192	-
Decrease in borrowings through a decrease in financial assets	2,161	-
Increase of rights of use through a decrease of property, plant and equipment	19	-
Distribution of dividends in shares	519	-
Increase in investment properties through an increase in trade and other payables	446	-
Increase in investment properties through an increase in borrowings	-	41
Decrease in trade and other receivable through an increase in investments in associates and joint ventures	-	9
Increase in investments in associates and joint ventures from an increase in trade and other payables	61	-

16.
Trade and other payables

Group’s trade and other payables as of December 31, 2019 and June 30, 2019 were as follows:

	December 31, 2019	June 30, 2019
Trade payables	12,031	15,288
Sales, rental and services payments received in advance	2,749	3,972
Construction obligations	629	1,171
Accrued invoices	511	593
Deferred income	83	120
Total trade payables	16,003	21,144
Dividends payable to non-controlling shareholders	199	180
Tax payables	442	369
Construction obligations	1,015	1,277
Other payables	4,059	2,589
Total other payables	5,715	4,415
Total trade and other payables	21,718	25,559
Non-current	1,780	2,206
Current	19,938	23,353
Total	21,718	25,559

IRSA Inversiones y Representaciones Sociedad Anónima

17.
Borrowings

The breakdown of the Group’s borrowings as of December 31, 2019 and June 30, 2019 was as follows:

	Total as of December 31, 2019 (ii)	Total as of June 30, 2019 (ii)	Fair value as of December 31, 2019	Fair value as of June 30, 2019
NCN	265,301	335,978	225,958	331,499
Bank loans	44,411	51,343	40,369	49,077
Bank overdrafts	1,554	354	1,554	354
Other borrowings (i)	1,206	5,547	1,206	7,803
Total borrowings	312,472	393,222	269,087	388,733
Non-current	253,502	335,969
Current	58,970	57,253
	312,472	393,222

(i) Includes finance leases in the amount of Ps. 19 as of June 30, 2019.
(ii) Includes Ps. 286,104 and Ps. 389,956 as of December 31, 2019 and June 30, 2019, respectively, corresponding to the Operations Center in Israel.

The following table describes the Group’s issuance of debt during the present period:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Nominal rate of	Principal payment	Interest payment
interest
IRSA	Class I tranche 2	Aug-19	USD 85	11/15/2020	10.00% e.a.	At expiration	quarterly	(1)
IRSA	Class II	Aug-19	CLP 31 (2)	08/06/2020	10.50% e.a.	At expiration	quarterly
IDBD	Serie 15	Nov-19	NIS 237	06/30/2022	4.70% e.a.	2 payments	quarterly

(1)
Corresponds to an expansion of the series.
(2)
Equivalent to USD 45 as of the issuance date.

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Six-month ended December 31, 2019					Year ended June 30, 2019
	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation	Other provisions	Total	Total
Beginning of period / year	2,102	7,622	302	2,224	12,250	9,007
Additions	88	372	29	-	489	4,099
Recovery	(20)	-	-	-	(20)	(96)
Used during the period / year	(183)	-	-	(144)	(327)	(312)
Inflation adjustment	(36)	-	-	-	(36)	(67)
Currency translation adjustment	177	918	34	41	1,170	(381)
End of period / year	2,128	8,912	365	2,121	13,526	12,250
Non-current					11,451	10,082
Current					2,075	2,168
Total					13,526	12,250

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to investments in New Lipstick and Puerto Retiro, companies that have negative net worth. The increases and recoveries are included in "Share of profit of associates and joint ventures ".

There were no significant changes to the processes mentioned in Note 18 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

19.
Taxes

The details of the Group’s income tax, is as follows:

	December 31, 2019	Decemberr 31, 2018
Current income tax	21	(555)
Deferred income tax	(2,253)	3,867
Minimum presumed income tax	(133)	-
Income tax from continuing operations	(2,365)	3,312

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2019 and 2018:

	Six months ended December 31, 2019	Six months ended December 31, 2018
Profit from continuing operations at tax rate applicable in the respective countries (*)	2,492	4,430
Permanent differences:
Share of profit of associates and joint ventures	(529)	(218)
Unrecognized tax loss carryforwards (i)	(1,680)	(1,285)
Changes in fair value of financial instruments	(626)	-
Result of exposure to permanent inflation	1,110	(103)
Tax rate differential	871	699
Non-taxable profit / (loss), non-deductible expenses and others	(1,604)	(190)
Fiscal transparency	88	(21)
Adjustment for tax inflation	(2,487)	-
Income tax from continuing operations	(2,365)	3,312

(i)
 Corresponds principally to Operations Center in Argentina.

The gross movement in the deferred income tax account is as follows:

	December 31, 2019	June 30, 2019
Beginning of period / year	(45,795)	(51,256)
Use of tax losses	(47)	-
Currency translation adjustment	(1,692)	1,646
Desconsolidation	16,447	-
Deferred income tax charge	(2,253)	3,815
End of period / year	(33,340)	(45,795)
Deferred income tax assets	397	502
Deferred income tax liabilities	(33,737)	(46,297)
Deferred income tax liabilities, net	(33,340)	(45,795)

Tax law modifications in the operation center Argentina

 Law No. 27,541 of social solidarity and productive recovery, published on December 23, 2019 introduced certain amendments to different taxes and the creation of the Tax for an Inclusive and Selfless Argentina (PAIS).

The main modifications affecting the Group in relation to income tax are the following:

1)
 In the first and second fiscal year beginning after January 1, 2018 (namely, for the Group’s fiscal years beginning on July 1, 2019 and 2020), the gain or loss resulting from tax inflation adjustment will be charged by one sixth in the determination exercise and the remaining five sixths in the following fiscal years;

2)
The tax rate applicable to companies for the third fiscal year beginning after January 1, 2018 was increased from 25% to 30% (namely, for the Group’s fiscal years beginning on July 1, 2019)

IRSA Inversiones y Representaciones Sociedad Anónima

20.
Revenues

	Six months ended December 31, 2019	Six months ended December 31, 2018
Income from communication services	20,831	18,330
Rental and services income	9,838	10,277
Sale of communication equipment	6,763	5,688
Sale of trading properties and developments	3,190	3,541
Revenue from hotels operation and tourism services	1,370	1,557
Other revenues	794	326
Total Group’s revenues	42,786	39,719

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of December 31, 2019	Total as of December 31, 2018
Cost of sale of goods and services	7,479	-	-	7,479	7,021
Salaries, social security costs and other personnel expenses	2,719	1,756	2,294	6,769	6,638
Depreciation and amortization	4,403	1,136	1,373	6,912	4,627
Fees and payments for services	1,103	816	25	1,944	3,547
Maintenance, security, cleaning, repairs and others	1,964	243	180	2,387	2,395
Advertising and other selling expenses	294	6	1,060	1,360	1,327
Taxes, rates and contributions	301	42	324	667	623
Interconnection and roaming expenses	2,900	-	-	2,900	2,572
Fees to other operators	4,274	-	-	4,274	3,578
Director´s fees	-	316	-	316	416
Leases and service charges	52	9	9	70	226
Allowance for doubtful accounts, net	-	-	354	354	379
Other expenses	955	316	167	1,438	1,444
Total as of December 31, 2019	26,444	4,640	5,786	36,870
Total as of December 31, 2018	24,781	4,716	5,296		34,793

22.
Cost of goods sold and services provided

	Total as of December 31, 2019	Total as of December 31, 2018
Inventories at the beginning of the period (*)	8,803	20,661
Adjustments previous periods	-	(7,377)
Purchases and expenses (**)	23,627	34,158
Capitalized finance costs	64	43
Currency translation adjustment	3,890	(1,283)
Transfers	-	852
Disposals	(2,459)	(212)
Deconsolidation	(136)	-
Inventories at the end of the period (*)	(7,562)	(12,455)
Total costs	26,227	34,387

The following table presents the composition of the Group’s inventories as of December 31, 2019 and June 30, 2019:
	Total as of December 31, 2019	Total as of December 31, 2018
Real estate	6,259	7,421
Telecommunications	1,303	1,382
Total inventories at the end of the period (*)	7,562	8,803

(*) Inventories include trading properties and inventories.
(**) As of December 31, 2018 includes the cost of goods sold from Gav-Yam which was reclassified to discontinued operations.

IRSA Inversiones y Representaciones Sociedad Anónima

23.
Other operating results, net

	Six months ended December 31, 2019	Six months ended December 31, 2018
Gain from disposal of subsidiary and associates (1)	(6)	1,069
Donations	(95)	(64)
Lawsuits and other contingencies	(57)	(35)
Depreciation of associates and joint ventures	(1,621)	(198)
Impairment of associates and joint ventures (2)	386	358
Others	(1,164)	(239)
Total other operating results, net	(2,557)	891

(1)
As of December 31, includes the result from the sale of the Group´s equity interest in Cyber Secdo.
(2)
As of December 31, 2019, includes Ps. 970 of the Cellcom voluntary retirement plan

24.
Financial results, net

	Six months ended December 31, 2019	Six months ended December 31, 2018
Finance income:
- Interest income	443	436
- Dividend income	75	66
- Other finance income	18	226
Total finance income	536	728
Finance costs:
- Interest expenses	(9,997)	(9,907)
- Loss on debt swap	(4)	-
- Other finance costs	(551)	(329)
Subtotal finance costs	(10,552)	(10,236)
Capitalized finance costs	65	84
Total finance costs	(10,487)	(10,152)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	(2,978)	1,333
- Exchange differences, net	(4,427)	(2,096)
- Result for repurchase of negotiable obligations	2,506	-
- Gain from derivative financial instruments, net	(185)	525
Total other financial results	(5,084)	(238)
- Inflation adjustment	206	(579)
Total financial results, net	(14,829)	(10,241)

25.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2019 and June 30, 2019:

Item	December 31, 2019	June 30, 2019
Trade and other receivables	2,019	1,433
Investments in financial assets	1,212	1,428
Borrowings	(73)	-
Trade and other payables	(273)	(406)
Total	2,885	2,455

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	December 31, 2019	June 30, 2019	Description of transaction	Item
Manibil S.A.	-	-	Contributions in advance	Trade and other receivable
New Lipstick LLC	1,253	1,107	Loans granted	Trade and other receivable
	(64)	-	Loans obtained	Borrowings
	14	13	Reimbursement of expenses receivable	Trade and other receivable
Condor	241	209	Public companies securities	Trade and other receivable
Other associates and joint ventures	-	1	Reimbursement of expenses receivable	Trade and other receivable
	-	(15)	Leases and/or rights of use payable	Trade and other payables
	(9)	-	Loans obtained	Borrowings
	5	-	Management fees	Trade and other receivable
	11	15	Leases and/or rights of use receivable	Trade and other receivable
	204	-	Dividends	Trade and other receivable
	(2)	14	Reimbursement of expenses payable	Trade and other payable
Total associates and joint ventures	1,653	1,344
Cresud	(18)	(47)	Reimbursement of expenses receivable	Trade and other payables
	(106)	(143)	Corporate services receivable	Trade and other payables
	1,212	1,428	NCN	Investment in financial assets
	4	6	Leases and/or rights of use receivable	Trade and other receivable
	(1)	(1)	Management fee	Trade and other payables
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	1,088	1,239
Directors	(135)	(210)	Fees for services received	Trade and other payables
Others (1)	96	34	Leases and/or rights of use receivable	Trade and other receivable
	82	-	Loans granted	Trade and other receivable
	(8)	-	Reimbursement of expenses payable	Trade and other payables
	109	48	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	144	(128)
Total at the end of the period/year	2,885	2,455

(1)
Includes CAMSA, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., CAM Communication LP, Gary Gladstein and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the six month periods ended December 31, 2019 and 2018:

Related party	Six months ended December 31, 2019	Six months ended December 31, 2018	Description of transaction
BACS	26	25	Leases and/or rights of use
Manibil	-	40	Corporate services
Tarshop	-	20	Leases and/or rights of use
	-	2	Commissions
La Rural S.A.	-	32	Leases and/or rights of use
Condor	-	(20)	Financial operations
Other associates anf joint ventures	(4)	11	Financial operations
Otras asociadas y negocios conjuntos	13	14	Leases and/or rights of use
Otras asociadas y negocios conjuntos	13	(2)	Corporate services
Total associates and joint ventures	48	122
Cresud	8	15	Leases and/or rights of use
Cresud	(248)	(243)	Corporate services
Cresud	46	40	Financial operations
Total parent company	(194)	(188)
Directors	(258)	(393)	Fees and remunerations
Otras (1)	-	2	Leases and/or rights of use
Otras (1)	(117)	17	Financial operations
Otras (1)	(13)	(14)	Donation
	-	5	Corporate services
	(17)	(11)	Fees and remuneration
Total others	(405)	(394)
Total at the end of the period	(551)	(460)

(1)
Includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel y Viñes, Austral Gold, La Rural, New Lipstick, Condor and Fundación IRSA.

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2019 and 2018:

Related party	Six months ended December 31, 2019	Six months ended December 31, 2018	Description of the operation
Condor	26	58	Dividends received
Mehadrin	-	83	Dividends received
Manaman	-	35	Dividends received
Nuevo Puerto Santa Fe S.A.	25	14	Dividends received
Nave by the sea	-	43	Dividends received
Emco	15	12	Dividends received
Total dividends received	66	245
Cresud	331	1,448	Dividends granted
Helmir	8	9	Dividends granted
Total dividends distribution	339	1,457
Quality	26	29	Capital contributions
Manibil	77	-	Capital contributions
Others	77	-	Capital contributions
Total capital contributions	180	29
TGLT S.A.	3,107	-	Purchase and exchange of shares
Total other transactions	3,107	-

IRSA Inversiones y Representaciones Sociedad Anónima

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Equity investments	Note 7 Equity interest in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E – Provisions	Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	Total as of 12.31.19	Total as of 06.30.19
Assets
Trade and other receivables
US Dollar	35	59.690	2,107	2,155
Euros	1	66.853	37	174
Receivables with related parties:
US Dollar	4	59.890	227	210
Total trade and other receivables			2,371	2,539
Investments in financial assets
US Dollar	13	59.690	780	4,235
Pounds	-	78.266	-	60
Investments with related parties:
US Dollar	20	59.890	1,212	1,428
Total investments in financial assets			1,992	5,723
Derivative financial instruments
US Dollar	-	59.690	-	15
Total Derivative financial instruments			-	15
Cash and cash equivalents
US Dollar	71	59.690	4,219	14,591
Euros	0	66.853	1	91
Total cash and cash equivalents			4,220	14,682
Total Assets			8,583	22,959

Liabilities
Trade and other payables
US Dollar	9	59.890	528	9,240
Euros	0	67.227	3	45
Payables to related parties:
US Dollar	-	59.890	-	18
Total Trade and other payables			531	9,303
Borrowings
US Dollar	539	59.890	32,270	45,495
Borrowings with related parties
US Dollar	1	59.890	64	761
Total Borrowings			32,334	46,256
Derivative financial instruments
US Dollar	1	59.890	53	34
Total derivative financial instruments			53	34
Lease liabilities
US Dollar	0	59.890	14	-
Total lease liabilities			14	-
Total Liabilities			32,932	55,593

(1) Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of each foreign currency.
(3) Exchange rates as of December 31, 2019 according to Banco de la Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Groups of assets and liabilities held for sale

As mentioned in Note 4.C. to the Annual Financial Statements, the Group has certain assets and liabilities classified as held for sale. The following table shows the main ones:

	December 31, 2019	June 30, 2019
Property, plant and equipment	10,370	5,571
Intangible assets	629	120
Investments in associates	149	526
Deferred income tax assets	348	255
Investment properties	20,056	106
Income tax credits	66	-
Trade and other receivables	3,362	2,643
Cash and cash equivalents	1,508	901
Total assets held-for-sale	36,488	10,122
Trade and other payables	10,020	4,265
Employee benefits	331	254
Deferred income tax liability	1,640	45
Borrowings	7,735	2,599
Total liabilities held-for-sale	19,726	7,163
Total net assets held-for-sale	16,762	2,959

29.
Results from discontinued operations

The results from operations of Gav-Yam for the period ended December 31, 2019 and the results from Israir and IDB Tourism for both periods; have been reclassified in the Statements of Income under discontinued operations.

	Six months ended December 31, 2019	Six months ended December 31, 2018
Revenues	11,817	13,848
Costs	(8,714)	(9,606)
Gross profit	3,103	4,242
Net gain from fair value adjustment of investment properties	-	711
General and administrative expenses	(526)	(545)
Selling expenses	(396)	(456)
Other operating results, net (1)	15,414	451
Profit from operations	17,595	4,403
Share of profit of associates and joint ventures	116	170
Profit before financial results and income tax	17,711	4,573
Finance income	73	154
Finance cost	(1,212)	(1,301)
Other financial results	100	40
Financial results, net	(1,039)	(1,107)
Profit before income tax	16,672	3,466
Income tax	(33)	(424)
Profit from discontinued operations	16,639	3,042

(Loss) / profit for the period from discontinued operations attributable to:
Equity holders of the parent	8,887	1,626
Non-controlling interest	7,752	1,416
Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	15.43	2.83
Diluted	15.34	2.81

(1)  includes the fair value remediation of residual ownership in Gav-Yam

As of December 31, 2019 and 2018, Ps. 3,019 and Ps. 1,971 of the total revenues from discontinued operations and Ps. 16,678 and Ps.1,939 of the total profit from discontinued operations correspond to Gav-Yam.

IRSA Inversiones y Representaciones Sociedad Anónima

30.
Other relevant events of the period

Economic context in which the company operates

The Company operates in a complex economic context, whose main economic variables have recently had strong volatility, both nationally and internationally.

At a local level, the following was observed:

●
Year-on-year inflation as of December 31, 2019, was 53.8%, and projected inflation for the next 12 months has been estimated at 42.2% according to the survey on market expectations made by the Argentine Central Bank for 2020.

●
After the outcome of the 2019 primary elections, concerns have been raised in the international markets regarding the sustainability of the Argentine debt. For such reason, country-risk indicators reached 2,200 points, resulting in a depreciation of sovereign bonds. This trend has continued even after the general elections of October 2019. It should be noted that from January to December 2019, the Peso depreciated 59% vis-à-vis the U.S. Dollar, according to the average wholesale exchange rate quoted by Banco de la Nación Argentina.

●
Pursuant to the report filed by the Argentine Central Bank at the end of 2019, entitled “Objectives and plans for the development of the currency, foreign exchange, financial, and credit policies for 2020”, Argentina ended 2019 with a drop in activity levels in the whereabouts of 3%, and an annual inflation rate in excess of 50%, the highest one in the past 28 years. In terms of foreign exchange flows, in 2019 the capital and financial account deficit exceeded U.S. Dollars 35,000 million. Capital inflows, which had been driven by high domestic interest rates and were not backed by productive investments, were withdrawn when not even the soaring domestic interest rates were able to offset the growing devaluation expectation. Once again, Argentina experienced a high level of external debt, which accounted for 40.1% of the GDP in the second quarter of 2019, as compared to 13.9% of the GDP at the end of 2015.

●
In this scenario, the Government decided to implement various measures, including emergency executive decree No. 609/2019, which imposed several foreign exchange restrictions, and Law No. 27,541 on Social Solidarity and Productive Recovery in the Public Emergency Framework (the “Solidarity Law”), promulgated on December 23, 2019, which among other issues, seeks to create the conditions required for the fiscal accounts and debt to be sustainable, with a solidary approach that includes the imposition of progressive tax schemes. In addition, it aims to promote the reactivation of the economy by strengthening the income of the more vulnerable sectors, increasing their consumption levels and alleviating the tax debts of small and medium sized companies in an attempt to facilitate business continuity.

●
Below is a description of the principal measures adopted:

  -
Foreign exchange market restrictions: The scope of Emergency Executive Decree No. 609/2019, published in the Official Gazette on September 1, 2019, which had reinstated restrictions on the foreign exchange market, was ratified and broadened. Some of these restrictions include:

o
specific terms and conditions for settling export proceeds were established by the Argentine Central Bank;

o
new financial indebtedness with foreign creditors disbursed from September 1, 2019 onwards must be settled in the local foreign exchange market, and deposited in a local bank account;

o
the Argentine Central Bank’s prior consent is required for the repayment of debts for imports of goods and services;

o
the Argentine Central Bank’s consent is required for Argentine companies to remit profits or pay dividends;

IRSA Inversiones y Representaciones Sociedad Anónima

o
repayment of loans abroad may be settled through the local foreign exchange market on their maturity dates, subject to (i) the previous settlement of the funds; and (ii) the previous satisfaction of certain reporting obligations imposed by the Argentine Central Bank;

-
the Argentine Central Bank’s previous consent is required for the payment of debts to offshore related companies. To access the foreign exchange market, residents are required to submit documents evidencing the validity of the transactions in respect of which foreign currency is being purchased to remit funds abroad;

-
swap and arbitrage transactions may be made by customers without the Argentine Central Bank’s previous consent, always provided that they are implemented as individual transactions in Argentine Pesos;

-
cash withdrawals may be made abroad by debiting local bank accounts, always provided that the relevant foreign currency has been already deposited in the referred account;

-
payment of certain public debt instruments was deferred;

-
fuel price controls were established.

-
Severance payment duplication: On December 13, 2019, under Executive Decree 34/2019, an occupational public emergency was declared for a term of six months, and the obligation to pay twice the applicable severance payment in case of no-cause dismissal was established for a term of 180 days.

-
Corporations: The application of paragraph 5), Article 94 of the Argentine Companies Law, which established that the loss of capital qualified as a mandatory corporate dissolution event, was suspended until December 31, 2020, as was also Article 206, which required corporations to reduce their stock capital when losses had depleted the amount of reserves and 50% of their stock capital.

-
Declaration of public emergency: The Solidarity Law declared the public emergency in economic, financial, tax, administrative, social security, public utility, energy, health, and social matters, and the Argentine Executive Branch was delegated several powers under the scope of the Solidarity Law.

-
Sovereign debt sustainability: The Argentine Executive Branch has been empowered to take all such actions as necessary to recover and ensure the sustainability of the Argentine sovereign debt.

-
Energy system: The Argentine Executive Branch has been empowered to freeze electricity and natural gas utility rates under federal jurisdiction and to start a renegotiation process under the current comprehensive tariff review scheme, or to implement a new extraordinary review, from the effective date of this law for a term of up to one hundred and eighty (180) days, aimed at achieving a reduction in the actual tariff burden on households, stores, and industries for 2020.

-
Employer contributions: The differential contribution scheme for SMEs (18%) vs. large corporations (20.40%) has been reinstated, as well as the possibility to consider the applicable percentages according to the employer’s jurisdiction as VAT fiscal credit, and Executive Decree 814/2001 was repealed. The current employer contribution deduction continues in effect.

-
Tax inflation adjustment: The positive or negative inflation adjustment for the first and second fiscal years starting on January 1, 2019, calculated pursuant to current regulations, shall be allocated as follows: one-sixth in such fiscal period, and the remaining five-sixths, in equal parts, over the immediately following 5 fiscal periods.

-
Personal Assets: Tax rates were increased, and the tax thresholds were not modified. A higher rate was imposed on assets located abroad, and a tax benefit was established for repatriated assets.

-
Tax on Financial Income: Interest accrued on fixed term deposits in domestic currency, and third-party deposits or other methods for raising capitals from the public, as determined by the Central Bank, were exempted from this tax for fiscal period 2019. The tax on financial income for fiscal period 2020 was repealed.

IRSA Inversiones y Representaciones Sociedad Anónima

-
Income Tax. Tax rate on corporations and dividends: The changes in tax rates were suspended until the fiscal year starting on January 1, 2021; therefore, the following tax rates have been maintained in effect: Legal entities’ income: 30%; and dividends: 7%.

-
Tax for an Inclusive and Selfless Argentina: For a term of 5 years, foreign currency purchase transactions made for no specific purpose, including purchases of banknotes and purchases made through wire transfers, are subject to a 30% tax rate, and this tax may not be credited against other tax liabilities.

-
Tax on debits and credits on bank accounts: Cash withdraws from bank accounts are subject to twice the tax rate previously in effect. This increase shall not apply to accounts held by individuals or legal entities evidencing their condition as small or medium-sized companies.

-
Employment benefits: The Argentine Executive Branch is empowered to: a) require private employers to pay minimum salary rises to their workers; b) temporarily release them from the obligation to pay dues and contributions to the Argentine Social Security System (SIPA) on the salary rises resulting from the enforcement these powers or collective bargaining; and c) reduce dues and/or contributions to the SIPA for certain specific jurisdictions and industries or in critical situations.

-
Minimum general salary rise: On January 2020, under Executive Decree 14/2020, the Argentine Executive Branch approved a salary rise for private employees of Ps. 3,000, effective as of January 2020. From February 2020 onwards, an additional sum of Ps.1,000 will apply.

The volatility and uncertainty scenario described above subsists as of the date of these financial statements.

The Company’s Management continuously monitors the development of the variables that affect its business, to define its course of action and identify potential impacts on its equity and financial condition. The Company’s financial statements should be read in light of these circumstances.

31.
Subsequent events

Loss of control of Gav-Yam

On January 12, 2019, PBC received a letter from the Ministry of Justice of Israel, in which it questioned that PBC no longer holds control of Gav Yam. Therefore, the Ministry of Justice believes that PBC may be considered as breaching the provisions of the Concentration Law.

The management of PBC sustains its position that as of September 30, 2019 it no longer holds control of Gav Yam, considering the facts and circumstances described in Note 4 to theses financial statements. Currently PBC is preparing a response to the Ministry of Justice of Israel

Agreement for the sale of ISPRO

 On January 27, 2020, PBC signed an agreement to sell all its equity interest in Ispro for an amount of NIS 885. Such agreement is expected to finalize in March 2020. This transaction is subject to the approval of the Competence Regulatory Agency in accordance to the Economic Competence Act, which will have to rule within 150 days of the agreement date. Therefore, the assets and liabilities of Ispro were classified as available for sale.

Dolphin Netherland guarantee to IDBD

On February 4, 2020 after approval received from IDBD’s Audit Committee and Board of Directors, Dolphin Netherlands, committed towards the Company to provide to the financing entities through whom swap transactions were performed by the Company in connection with shares of Clal in August 2018 and in November 2018, autonomous and unconditional guarantees in a cumulative total of approximately NIS 11, which will constitute a part of the pledged deposits which IDBD undertook as part of the terms of the aforementioned swap transactions.

It is noted that the banks will be entitled to forfeit the guarantees only in case any of the swap transactions have concluded (in accordance with its terms, including in case of early termination), and on the aforementioned termination date, there is a deficit in the amount of the pledged deposits which were provided by the Company to the banks.

IRSA Inversiones y Representaciones Sociedad Anónima

Regarding the commitment of Dolphin Netherlands to inject capital into IDBD in equal annual payments of NIS 70 million each on September 2, of the years 2019, 2020 and 2021, which was reported in Note 4 of the annual consolidated financial statements, in case any of the swap transactions has concluded before the deadline for execution of the second payment, on September 2, 2020, the unrealized parts of the guarantees will be returned to Dolphin Netherlands, while each part of the guarantees exercised until September 2, 2020, will be considered as part of the second payment, whereby the balance of the second payment will be transferred by Dolphin Netherlands to IDBD. As long as the swap transactions are still in effect on September 2, 2020, Dolphin Netherlands will make the second payment to IDBD, in accordance with and subject to the terms of the aforementioned commitment, and the guarantees will be returned to Dolphin Netherlands.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of December 31, 2019 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the six-month period and three-month period ended December 31, 2019, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the six-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, the consolidated statements of income and other comprehensive income and the consolidated statements of cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unaudited condensed interim consolidated financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34, 'Interim financial reporting'.

Emphasis paragraph

Without qualifying our conclusion, we draw attention to Note 6 to these unaudited condensed interim consolidated financial statements.

 Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a) the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

d) at December 31, 2019, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 155,590.39, which was not claimable at that date.

Autonomous City of Buenos Aires, February 10, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Contador Público (UBA) C.P.C.E. C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2019 and for the six and three-month periods ended as of that date, presented comparatively

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2019 and June 30, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.19	06.30.19
ASSETS
Non-current assets
Investment properties	7	14,685	13,099
Property, plant and equipment	8	17	20
Trading properties	9	411	464
Intangible assets	10	63	64
Investments in subsidiaries, associates and joint ventures	6	46,741	50,023
Income tax and MPIT credit		-	167
Trade and other receivables	12	158	102
Total non-current assets		62,075	63,939
Current assets
Trading properties	9	2,207	2,266
Inventories		1	1
Trade and other receivables	12	1,249	1,266
Income tax and MPIT credit		3	6
Derivative financial instruments	11	40	-
Investments in financial assets	11	6	445
Cash and cash equivalents	11	64	44
Total current assets		3,570	4,028
TOTAL ASSETS		65,645	67,967
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		35,048	41,246
TOTAL SHAREHOLDERS’ EQUITY		35,048	41,246
LIABILITIES
Non-current liabilities
Trade and other payables	13	5	60
Borrowings	14	2,317	10,020
Deferred income tax liabilities	15	6,384	5,898
Provisions	16	40	46
Total non-current liabilities		8,746	16,024
Current liabilities
Trade and other payables	13	1,296	1,892
Salaries and social security liabilities		2	2
Borrowings	14	20,468	8,795
Derivative financial instruments	11	78	-
Provisions	16	6	8
Lease liabilities		1	-
Total current liabilities		21,851	10,697
TOTAL LIABILITIES		30,597	26,721
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		65,645	67,967

The accompanying notes are an integral part of these Financial Statements.

.. Saúl Zang Vice President I acting as President

1

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2019 and 2018
 (All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six month		Three month
	Note	12.31.19	12.31.18	12.31.19	12.31.18
Revenues	17	1,302	282	907	259
Costs	18	(1,009)	(35)	(803)	(19)
Gross profit		293	247	104	240
Net gain from fair value adjustment of investment properties	7	1,586	596	(1,101)	(3,242)
General and administrative expenses	18	(240)	(394)	(135)	(288)
Selling expenses	18	(79)	(35)	(33)	4
Other operating results, net	19	(452)	(1,123)	(436)	(1,116)
Profit / (Loss) from operations		1,108	(709)	(1,601)	(4,402)
Share of profit / (loss) of subsidiaries, associates and joint ventures	6	150	(7,815)	(5,843)	(17,134)
Profit / (loss) before financial results and income tax		1,258	(8,524)	(7,444)	(21,536)
Finance income	20	26	6	8	(6)
Finance costs	20	(1,538)	(967)	(778)	(513)
Other financial results	20	(1,356)	(254)	1,522	3,976
Inflation adjustment	20	187	(247)	604	(295)
Financial results, net		(2,681)	(1,462)	1,356	3,162
Loss before income tax		(1,423)	(9,986)	(6,088)	(18,374)
Income tax	15	(619)	1,078	681	443
Loss for the period		(2,042)	(8,908)	(5,407)	(17,931)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive loss of subsidiaries, associates and joint ventures		(143)	(48)	(78)	26
Currency translation adjustment of subsidiaries, associates and joint ventures		(2,338)	(241)	(1,630)	(5,081)
Total other comprehensive loss for the period (i)	6	(2,481)	(289)	(1,708)	(5,055)
Total comprehensive loss for the period		(4,523)	(9,197)	(7,115)	(22,986)

Loss per share for the period:
Basic		(3.55)	(15.49)	(9.40)	(31.18)
Diluted		(3.55)	(15.49)	(9.40)	(31.18)

 (i) Components of other comprehensive income have no impact on income tax.
  The accompanying notes are an integral part of these Financial Statements.
. Saúl Zang Vice President I acting as President

2

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in capital from Treasury Shares	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (2)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2019	576	3	11,844	12,800	69	427	8,279	60,467	(53,219)	41,246
Adjustments of previous periods (IFRS 16 and IAS 28)	-	-	-	-	-	-	-	-	(1,022)	(1,022)
Balance as of June 30, 2019 (recast)	576	3	11,844	12,800	69	427	8,279	60,467	(54,241)	40,224
Loss for the period	-	-	-	-	-	-	-	-	(2,042)	(2,042)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(2,481)	-	(2,481)
Shareholders’ meeting held as of 10.30.19	-	-	-	-	-	-	-	(53,219)	53,219	-
Dividend distribution in shares	-	-	-	-	-	-	-	(519)	-	(519)
Changes in non-controlling interest	-	-	-	-	-	-	-	(153)	-	(153)
Other changes in the subsidiaries` equity	-	-	-	-	-	-	-	-	19	19
Balance as of December 31, 2019	576	3	11,844	12,800	69	427	8,279	4,095	(3,045)	35,048

(1)
Includes Ps. 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2019.
(2)
The composition of Other reserves of the Company as of December 31, 2019 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves of subsidiaries	Total Other reserves
Balance as of June 30, 2019	(145)	(4,087)	182	1,490	233	62,889	(95)	60,467
Other comprehensive loss for the period	-	-	-	-	(2,338)	-	(143)	(2,481)
Reserve for share-based payments	5	-	(5)	-	-	-	-	-
Shareholders’ meeting held as of 10.30.19	-	-	-	-	-	(53,219)	-	(53,219)
Dividend distribution in shares	-	-	-	-	-	(519)	-	(519)
Changes in non-controlling interest	-	(153)	-	-	-	-	-	(153)
Balance as of December 31, 2019	(140)	(4,240)	177	1,490	(2,105)	9,151	(238)	4,095

The accompanying notes are an integral part of these Financial Statements.

. Saúl Zang Vice President I acting as President

3

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in capital from Treasury Shares	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (2)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2018	575	3	11,845	12,800	69	427	8,280	3,745	38,949	76,693
Adjustments of previous periods (IFRS 9 and 15)	-	-	-	-	-	-	-	-	(270)	(270)
Balance as of June 30, 2018 (recast)	575	3	11,845	12,800	69	427	8,280	3,745	38,679	76,423
Loss for the period	-	-	-	-	-	-	-	-	(8,908)	(8,908)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(289)	-	(289)
Shareholders’ meeting held as of 10.29.18	-	-	-	-	-	-	-	57,616	(57,616)	-
Dividend distribution in shares	-	-	-	-	-	-	-	-	(2,297)	(2,297)
Changes in non-controlling interest	-	-	-	-	-	-	-	(150)	-	(150)
Balance as of December 31, 2018	575	3	11,845	12,800	69	427	8,280	60,922	(30,142)	64,779

(1)
Includes Ps. 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2019.
(2)
The composition of Other reserves of the Company as of December 31, 2018 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves of subsidiaries	Total Other reserves
Balance as of June 30, 2018	(161)	(4,014)	198	1,489	954	5,273	6	3,745
Other comprehensive loss for the period	-	-	-	-	(241)	-	(48)	(289)
Reserve for share-based payments	2	-	(2)	-	-	-	-	-
Shareholders’ meeting held as of 10.29.18	-	-	-	-	-	57,616	-	57,616
Changes in non-controlling interest	-	(150)	-	-	-	-	-	(150)
Balance as of December 31, 2018	(159)	(4,164)	196	1,489	713	62,889	(42)	60,922

The accompanying notes are an integral part of these Financial Statements.

. Saúl Zang Vice President I acting as President

4

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month period ended December 31, 2019 and 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.19	12.31.18
Operating activities
Loss for the period		(2,042)	(8,908)
Adjustments:
Income tax	15	619	(1,078)
Amortization and depreciation	18	3	3
Gain from disposal of trading properties		(297)	(230)
Financial results, net		3,418	1,341
Increase in trading properties	9	(672)	-
Net gain from fair value adjustment of investment properties	7	(1,586)	(596)
Share of profit of subsidiaries, associates and joint ventures	6	(150)	7,815
Gain from disposal of subsidiaries		443	1,089
Result for derivative financial instruments		64	-
Provisions and allowances		(29)	34
Decrease in trade and other receivables		35	307
Increase in trade and other payables		823	2,798
Net cash flow generated from operating activities		629	2,575
Investing activities
Capital contributions to subsidiaries, associates and joint ventures	6	(1,573)	(295)
Additions to investment properties		-	(40)
Issuance of capital		(77)	-
Acquisition of intangible assets	10	(1)	(3)
Increase of investments in financial assets		(5,787)	(264)
Proceeds from sale of investments in financial assets		6,319	273
Increase in loans granted to subsidiaries, associates and joint ventures		(96)	(5)
Payments for derivative financial instruments		(24)	-
Proceeds from borrowings granted to subsidiaries, associates and joint ventures		-	123
Dividends received of subsidiaries		522	765
Net cash flow (used in) / generated from investing activities		(717)	554
Financing activities
Short-term loans obtained, net		1,168	(1,192)
Payment of loans		(384)	(358)
Interests paid		(1,294)	(1,199)
Loans obtained from subsidiaries, associates and joint ventures		2,081	183
Payment of loans from subsidiaries, associates and joint ventures		(579)	(2)
Repayment of principal of NCN		(9,105)	-
Issuance of NCN		6,943	-
Repurchase of non-convertible notes		-	(71)
Net cash flow used in financing activities		(1,170)	(2,639)
(Decrease) / Increase in cash and cash equivalents, net		(1,258)	490
Cash and cash equivalents at the beginning of the period	11	44	31
Foreign exchange gain of cash and changes in fair value of cash equivalents		1,278	(2)
Cash and cash equivalents at the end of the period	11	64	519

Additional information
Currency translation adjustment		(2,338)	(241)
Share of other comprehensive loss of subsidiaries		(143)	(48)
Changes in non-controlling interest		(153)	(150)
Increase of investment properties through a decrease in trade and other receivables		-	267
Increase in borrowings through an increase in investment properties		-	6
Increase in borrowings through an increase in trading properties		64	43
Increase in borrowings of subsidiaries, associates and joint ventures through a decrease in trade and other receivables		6	-
Increase in trading properties through a decrease in investment properties		-	1,867
Dividends paid through a decrease in investments in subsidiaries, associates and joint ventures		519	2,297
Issuance of NCN		19	-

The accompanying notes are an integral part of these Financial Statements.
. Saúl Zang Vice President I acting as President

5

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Separate Financial Statements
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping malls and branded hotels across Argentina, and also office properties in the United States and in numerous markets and industry sectors in Israel, such as real estate, supermarkets, insurance, telecommunications, etc.
These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 10, 2020.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its share capital or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these Unaudited Condensed Interim Separate Financial Statements, the Company has made use of the option provided by IAS 34, and has prepared them in a condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, it is recommended that they be read together with the annual financial statements as of June 30, 2019.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as a high inflation one, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates to or exceeds 100%. Accumulated inflation in Argentina in three years has been over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a high inflation economy starting July 1, 2018.

6

IRSA Inversiones y Representaciones Sociedad Anónima

Regarding the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the period ended December 31, 2019, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18:

Price variation:	Quarter ended on 30.09.2019	Quarter ended on 31.12.2019	31.12.2019 (six month accumulated
	13%	12%	25%

As a consequence of the aforementioned, these Unaudited Consolidated Financial Statements as of December 31, 2019 were restated in accordance with IAS 29.

2.2.         Significant accounting policies

The accounting policies adopted in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2019. The main accounting policies are described in Note 2 of those Annual Financial Statements.

As described in Note 2.2 to the Annual Financial Statements, the Company has adopted IFRS 16: “Leases” and Amendment to IAS 28 “Investment in associates and joint ventures” in the current year applying the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2019 and comparative figures were not restated.

The following were the main changes:

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

The standard allows to exclude short-term contracts (under 12 months) and those in which the underlying asset has low value.

Amendment to IAS 28 “Investment in associates and joint ventures”

In accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the interest in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28.

Additionally, the Company opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

2.3.
   Comparability of information

The amounts as of June 30, 2019 and December 31, 2018, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29 (Note 2.1). Certain figures have been reclassified for comparison purposes in these financial statements.

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IRSA Inversiones y Representaciones Sociedad Anónima

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements. In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2019, described in Note 3 to those financial statements.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

Significant acquisitions and disposals of the Company and/or its subsidiaries for the six-month period ended December 31, 2019 are detailed in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2019. There has been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

There have been no changes in management or in the risk management policies applied by the Company as of December 31, 2019. See notes to the consolidated condensed interim financial statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

6.
Information about the main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP and Tyrus. The main associates include BHSA and New Lipstick. Its main joint ventures include Cyrsa S.A. and Puerto Retiro S.A.

As stated in Note 1 to these consolidated condensed interim financial statements, the Company indirectly participates through Tyrus in IDBD and DIC. Those companies have certain restrictions and financial agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. Although the commitments and other restrictions resulting from the indebtedness of IDBD and DIC do not have recursive effects against our subsidiary IRSA, nor has IRSA guaranteed it with its assets, except for commitments of capital contributions described in said note; IRSA's financial risk related to this investment (IDBD and DIC) is limited to the aforementioned capital contribution commitments and the equity risk as of December 31, 2019, as a result of the pledges granted on the shares of DIC, is limited to the amount of the investment in said subsidiaries which amounts to NIS 588 as of December 31, 2019 (Ps. 9,737 millions).

Detailed below is the evolution of investments in subsidiaries, associates and joint ventures of the Company, for the six-month period ended December 31, 2019 and for the year ended June 30, 2019:

	12.31.19	06.30.19
Beginning of period / year	50,023	82,202
Adjustments of previous periods (IFRS 16 and IAS 28)	(1,022)	-
Share of profit / (loss)	150	(27,958)
Other comprehensive loss	(2,481)	(825)
Capital contributions (Note 21)	1,650	853
Changes in non-controlling interest	(153)	(72)
Dividends	(522)	(969)
Sale of subsidiaries, associates and joint ventures	(923)	(3,243)
Other changes in the equity of subsidiaries	19	35
End of the period / year	46,741	50,023

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IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	% ownership interest		Company´s interest in equity		Company’s interest in comprehensive income
	12.31.19	06.30.19	12.31.19	06.30.19	12.31.19	12.31.18
Subsidiaries
IRSA CP	79.27%	81.13%	37,587	38,966	109	(5,760)
Tyrus	100.00%	100.00%	1,661	3,150	(1,899)	(2,222)
Efanur	100.00%	100.00%	1,860	1,669	191	43
Ritelco S.A.	100.00%	100.00%	1,478	1,519	(39)	11
Inversora Bolívar S.A.	95.13%	95.13%	779	986	(208)	(229)
ECLSA	96.74%	96.74%	783	956	(208)	(40)
Palermo Invest S.A.	97.00%	97.00%	192	394	(201)	(81)
NFSA	76.34%	76.34%	389	370	19	72
Llao Llao Resort S.A.	50.00%	50.00%	310	315	(4)	-
HASA	100.00%	100.00%	275	265	11	45
Liveck S.A.	9.76%	10.01%	51	35	(1)	-
Associates
BHSA (1) (2)	4.93%	4.93%	464	627	(164)	29
Manibil S.A.	49.00%	49.00%	469	391	1	(23)
BACS (2)	33.36%	33.36%	247	254	(7)	(22)
Joint ventures
UTE IRSA - Galerías Pacífico S.A.	50.00%	50.00%	160	92	68	75
Cyrsa S.A.	50.00%	50.00%	36	34	1	(2)
Total subsidiaries, associates and joint ventures			46,741	50,023	(2,331)	(8,104)

Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Subsidiaries
IRSA CP	Argentina	Real estate	99,894,541	126	(382)	47,282
Tyrus	Uruguay	Investment	16,025,861,475	7,480	767	1,663
Efanur	Uruguay	Investment	132,181,770	130	9	1,860
Ritelco S.A.	Uruguay	Investment	94,369,151	94	(39)	1,478
Inversora Bolívar S.A.	Argentina	Investment	88,421,639	94	(218)	819
ECLSA	Argentina	Investment	77,316,127	80	(213)	808
Palermo Invest S.A.	Argentina	Investment	155,953,673	161	(207)	527
NFSA	Argentina	Hotel	38,068,999	50	18	648
Llao Llao Resort S.A.	Argentina	Hotel	73,580,206	147	(7)	620
HASA	Argentina	Hotel	25,625,473	26	11	271
Liveck S.A.	Uruguay	Investment	40,243,406	413	(23)	337
Associates
BHSA (1) (2)	Argentina	Financial	73,939,835	1,500	(3,321)	9,407
Manibil S.A.	Argentina	Real estate	151,872,872	444	1	957
BACS (2)	Argentina	Financial	29,297,626	88	(21)	741
Joint ventures
UTE IRSA - Galerías Pacífico S.A.	Argentina	Hotel	500,000	1	135	318
Cyrsa S.A.	Argentina	Real estate	8,748,270	17	2	72

(1)
Considered significant. See Notes 7 to 8 to the Annual Consolidated Financial Statements.
(2)
Information as of December 31, 2019 according to BCRA's standards. For the purpose of the valuation of the investments in the Company preliminary, figures as of December 31, 2019 have been considered, with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A as of December 31, 2019 amounts to Ps. 14.10. See Note 8 to the Consolidated Financial Statements as of June 30, 2019.

7.
Investment properties

Changes in the Company’s investment properties for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Period ended December 31, 2019			Year ended June 30, 2019
	Rental properties	Undeveloped parcels of land	Total	Total
Fair value at the beginning of the period / year	1,949	11,150	13,099	15,653
Additions	-	-	-	198
Capitalized finance costs	-	-	-	5
Disposals	-	-	-	(8)
Transfers to trading properties	-	-	-	(1,663)
Net gain from fair value adjustment	236	1,350	1,586	(1,086)
Fair value at the end of the period / year	2,185	12,500	14,685	13,099

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IRSA Inversiones y Representaciones Sociedad Anónima

The following amounts have been recognized in the Statements of Comprehensive Income:

	12.31.19	12.31.18
Sale, rental and services´ income (Note 17)	28	52
Rental and services´ costs (Note18)	8	9
Cost of sales and developments (Note18)	16	18
Net unrealized gain from fair value adjustment of investment properties	1,586	596

Valuation techniques are described in Note 9 to the Consolidated Financial Statements as of June 30, 2019. There were no changes to the valuation techniques.

8.
Property, plant and equipmentoy

Changes in the Company’s property, plant and equipment for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Period ended December 31, 2019					Year ended June 30, 2019
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total	Total
Costs	164	46	157	4	371	367
Accumulated depreciation	(150)	(45)	(152)	(4)	(351)	(342)
Net book amount at the beginning of the period / year	14	1	5	-	20	25
Additions	-	-	-	-	-	4
Depreciation (Note 18)	(3)	-	-	-	(3)	(9)
Balances at the end of the period / year	11	1	5	-	17	20
Costs	164	46	157	4	371	371
Accumulated depreciation	(153)	(45)	(152)	(4)	(354)	(351)
Net book amount at the end of the period / year	11	1	5	-	17	20

9.
Trading properties

Changes in the Company’s trading properties for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:
	Period ended December 31, 2019				Year ended June 30, 2019
	Completed properties	Undevelopedproperties	Properties under development	Total	Total
Beginning of the period / year	64	473	2,193	2,730	2,031
Additions	24	-	777	801	1,711
Capitalized finance costs	-	-	64	64	117
Transfers to / from investment properties	-	-	-	-	1,663
Disposals (Nota 18)	(24)	-	(953)	(977)	(2,792)
End of the period / year	64	473	2,081	2,618	2,730
Non-current				411	464
Current				2,207	2,266
Total				2,618	2,730

10.
Intangible assets

  Changes in Company’s intangible assets for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:
	Period ended December 31, 2019			Year ended June 30, 2019
	Computer software	Future units to be received from barters	Total	Total
Costs	28	49	77	72
Accumulated amortization	(13)	-	(13)	(13)
Net book amount at the beginning of the period / year	15	49	64	59
Additions	1	-	1	4
Balances at the end of the period / year	16	49	65	63
Costs	30	49	79	77
Accumulated amortization	(16)	-	(16)	(13)
Net book amount at the end of the period / year	14	49	63	64

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IRSA Inversiones y Representaciones Sociedad Anónima

11.
Financial instruments by category

This note presents financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 13 to the Consolidated Financial Statements as of June 30, 2019.

Financial assets and financial liabilities as of December 31, 2019 and June 30, 2019 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
December 31, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	929	-	-	929	488	1,417
Investments in financial assets:
- Mutual funds (ii)	-	6	-	6	-	6
Derivative financial instruments:
- Options	-	-	40	40	-	40
Cash and cash equivalents:
- Cash at bank and on hand	63	-	-	63	-	63
- Short-term investments	-	1	-	1	-	1
Total	992	7	40	1,039	488	1,527

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
December 31, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	543	-	543	758	1,301
Derivative financial instruments:
- Options	-	78	78	-	78
Borrowings (Note 14)	22,785	-	22,785	-	22,785
Total	23,328	78	23,406	758	24,164

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
June 30, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	813	-	-	813	586	1,399
- Mutual funds (ii)	-	445	-	445	-	445
Cash and cash equivalents:
- Cash at bank and on hand	44	-	-	44	-	44
Total	857	445	-	1,302	586	1,888

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
June 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	612	-	612	1,340	1,952
Borrowings (excluding finance leases) (Note 14)	18,815	-	18,815	-	18,815
Total	19,427	-	19,427	1,340	20,767

(i)
The fair value of financial assets and liabilities at amortized cost does not differ significantly from their book value, except for borrowings (Note 14). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.
(ii)
See description of the reperfilation of public debt instruments in Note 33 to the consolidated financial statements.

As of December 31, 2019, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

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IRSA Inversiones y Representaciones Sociedad Anónima

12.  Trade and other receivables

Company’s trade and other receivables, as of December 31, 2019 and June 30, 2019 are comprised as follows:

	12.31.19	06.30.19
Receivables from the sale of properties	117	88
Leases and services receivables	84	92
Less: Allowance for doubtful accounts	(10)	(31)
Total trade receivables	191	149
Borrowings granted, deposits and others	713	614
Advance payments	265	384
Tax credits	199	123
Prepaid expenses	19	74
Long-term incentive plan	15	19
Others	5	5
Total other receivables	1,216	1,219
Total trade and other receivables	1,407	1,368
Non-current	158	102
Current	1,249	1,266
Total	1,407	1,368

Movements on the Company’s allowance for doubtful accounts are as follows:

	12.31.19	06.30.19
Beginning of period /year	(31)	(14)
Additions	(3)	(40)
Disposals / Recoveries	18	8
Inflation adjustment	6	15
End of the period / year	(10)	(31)

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 18). Amounts charged to the allowance for doubtful accounts are generally written off, when there is no expectation of recovery.

13.  Trade and other payables

Company’s trade and other payables as of December 31, 2019 and June 30, 2019 were as follows:

	12.31.19	06.30.19
Customers´ advances	709	1,316
Trade payables	439	437
Accrued invoices	57	116
Tenant deposits	1	1
Total trade payables	1,206	1,870
Director´s fees	34	43
Long-term incentive plan	13	16
Tax amnesty plans	2	3
Other tax payables	46	20
Total other payables	95	82
Total trade and other payables	1,301	1,952
Non-current	5	60
Current	1,296	1,892
Total	1,301	1,952

14.  Borrowings

Company’s borrowings as of December 31, 2019 and June 30, 2019 are comprised as follows:

	Book value as of 12.31.19	Book value as of 06.30.19	Fair value as of 12.31.19	Fair value as of 06.30.19
Non-convertible notes	14,875	14,722	13,286	14,896
Bank loans	1,669	1,712	1,595	1,712
Related parties (Note 21)	5,061	2,301	4,554	2,315
Bank overdrafts	1,180	79	1,180	79
Finance leases	-	1	-	1
Total borrowings	22,785	18,815	20,615	19,003
Non-current	2,317	10,020
Current	20,468	8,795
Total	22,785	18,815

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IRSA Inversiones y Representaciones Sociedad Anónima

15.  Current and deferred income tax

The charge for the Company’s income tax is comprised as follows:

	12.31.19	12.31.18
Deferred income tax	(486)	1,078
Income MPIT	(133)	-
Income tax	(619)	1,078

Below is a reconciliation between income tax recognized and the amount which would arise from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2019 and 2018:

	12.31.19	12.31.18
Net income at tax rate (i)	427	2,994
Permanent differences:
Share of profit / (loss) of subsidiaries, associates and joint ventures	27	(2,629)
Income tax rate differential	(86)	(38)
Difference between provision and tax return	27	(249)
Tax loss carryfowards´ allowance	(1,103)	-
Inflation adjustment for tax purposes	(1,290)	-
Inflation adjustment	1,520	1,000
Non deductible expenses and others	(8)	-
Income tax - (Loss) / Gain	(486)	1,078
Forecast Income MPIT	(133)	-
Income tax - (Loss) / Gain	(619)	1,078

(i) Income tax rate in effect in Argentina as of December 31, 2019 and 2018 is 30%.

The gross movement on the deferred income tax account is the following:

	12.31.19	06.30.19
Beginning of the period / year	(5,898)	(4,167)
Income tax charge	(486)	(1,731)
End of the period / year	(6,384)	(5,898)

Law No. 27,541 of social solidarity and productive revival in the framework of Argentine public emergency, published on December 23, 2019 introduced some modifications to different taxes and the creation of the tax for an Inclusive and Solidarity Argentina (PAIS).

The main modifications affecting the Group in relation to income tax are the following:

●
In the first and second fiscal year beginning after January 1, 2019, the gain or loss from tax inflation adjustment will be charged one-sixth in the determination exercise and the remaining five-sixths in the following fiscal periods;
●
Power bulled points the applicable rate to companies for the third year beginning after January 1, 2018 is increased from 25% to 30%.

16.      Provisions

Company’s provisions as of December 31, 2019 and June 30, 2019 are comprised as follows:

	Period ended December 31, 2019		Year endedJune 30, 2019
	Labor, legal and other claims (i)	Total	Total
Beginning of period / year	54	54	78
Additions	9	9	18
Decrease	(4)	(4)	(21)
Utilization	(1)	(1)	(1)
Inflation adjustment	(12)	(12)	(20)
End of period / year	46	46	54
Non current		40	46
Current		6	8
Total		46	54

(i)
Additions and recoveries are included in "Other operating results, net”.

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IRSA Inversiones y Representaciones Sociedad Anónima

17.        Revenues

	12.31.19	12.31.18
Sale of trading properties	1,274	230
Rental income, averaging of scheduled rental escalation and expense reimbursements	25	46
Property management fees	3	6
Sales, rental and services´ income	1,302	282

18.
 Expenses by nature

The Company discloses expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

	Costs (i)	General and administrative expenses	Selling expenses	12.31.19	12.31.18
Cost of sales of trading properties (Note 9)	977	-	-	977	3
Salaries, social security costs and other personnel expenses	3	91	11	105	120
Taxes, rates and contributions	9	-	61	70	16
Director´s fees (Note 21)	-	63	-	63	212
Fees and payments for services	1	38	1	40	25
Maintenance, security, cleaning, repairs and others	15	14	-	29	14
Traveling, transportation and stationery	-	16	-	16	21
Leases and service charges	4	10	1	15	14
Bank charges	-	5	-	5	6
Advertising and other selling expenses	-	-	4	4	6
Amortization and depreciation (Note 8)	-	3	-	3	4
Allowance for doubtful accounts (charge and recovery, net)	-	-	-	-	12
Public services and others	-	-	1	1	11
Total expenses by nature as of 12.31.19	1,009	240	79	1,328	-
Total expenses by nature as of 12.31.18	35	394	35	-	464

(1)
For the six-month period ended December 31, 2019, includes Ps. 8 of rental and services costs and Ps. 1,001 of costs of sales and developments, of which Ps. 8 corresponds to investment properties and Ps. 977 to properties for sale. For the six-month period ended December 31, 2018, includes Ps. 9 which correspond to rental and services costs; Ps. 18 to costs of sales and developments.

19.
Other operating results, net

	12.31.19	12.31.18
Operating interest income	4	-
Donations	(17)	(20)
Lawsuits and other contingencies (i)	(6)	(9)
Others	10	(5)
Loss of sale of subsidiaries, associates and joint ventures	(443)	(1,089)
Total other operating results, net	(452)	(1,123)

(i)
Includes legal costs and expenses.

20.
Financial results, net
	12.31.19	12.31.18
Interest income	26	6
Total finance income	26	6
Interest expense	(1,526)	(975)
Other finance costs	(76)	(41)
Subtotal finance costs	(1,602)	(1,016)
Capitalized finance costs	64	49
Total finance costs	(1,538)	(967)
Net exchange difference	(1,434)	(252)
Net gain / (loss) from changes in fair value of financial assets	143	(2)
Loss from derivative financial instruments, net	(64)	-
Loss from repurchase of non-convertible notes	(1)	-
Total other financial results	(1,356)	(254)
Inflation adjustment	187	(247)
Total financial results, net	(2,681)	(1,462)

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IRSA Inversiones y Representaciones Sociedad Anónima

21.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2019 and June 30, 2019:

Item	12.31.19	06.30.19
Trade and other payables	(1,096)	(1,329)
Borrowings	(5,061)	(2,301)
Trade and other receivables	761	648
Total	(5,396)	(2,982)

Related parties	12.31.19	06.30.19	Operation description	Item
Cresud	(1)	(1)	Long-term incentive plan payable	Trade and other payables
	(48)	(35)	Corporate services payable	Trade and other payables
	(5)	(13)	Reimbursement of expenses payable	Trade and other payables
	4	5	Leases receivable	Trade and other receivables
	(1)	(1)	Management fee	Trade and other payables
Total parent company	(51)	(45)
IRSA CP	-	(6)	Reimbursement of expenses payable	Trade and other payables
	1	-	Reimbursement of expenses receivable	Trade and other receivables
	(709)	(963)	Advances from sale of property	Trade and other payables
	(3,031)	(1,348)	Non-Convertible Notes	Borrowings
	(1,456)	-	Loans received	Borrowings
	(120)	(107)	Other liabilities	Trade and other payables
	(87)	(72)	Corporate services payable	Trade and other payables
	(11)	-	Lease Collections	Trade and other payables
	(12)	(15)	Long-term incentive plan payable	Trade and other payables
	(1)	(1)	Commissions	Trade and other payables
	(9)	-	Leases payable	Trade and other payables
Tyrus	321	279	Borrowings granted	Trade and other receivables
ECLSA	226	145	Borrowings granted	Trade and other receivables
	107	135	Dividends receivable	Trade and other receivables
Panamerican Mall S.A.	1	1	Long-term incentive plan receivable	Trade and other receivables
Efanur	(80)	(70)	Loans received	Borrowings
Torodur S.A.	(349)	(706)	Non-Convertible Notes	Borrowings
Ritelco S.A.	(23)	(20)	Loans received	Borrowings
NFSA	(27)	(29)	Loans received	Borrowings
Fibesa S.A.	13	16	Long-term incentive plan receivable	Trade and other receivables
Real Estate Investment Group VII LP	(22)	(19)	Loans received	Borrowings
Palermo Invest S.A.	12	15	Dividends receivable	Trade and other receivables
	13	-	Borrowings granted	Trade and other receivables
	-	(14)	Loans received	Borrowings
Llao Llao Resorts S.A.	3	4	Hotel services receivable	Trade and other receivables
	1	1	Reimbursement of expenses receivable	Trade and other receivables
New Lipstick	14	13	Reimbursement of expenses receivable	Trade and other receivables
Lipstick Management LLC	(64)	(55)	Loans received	Borrowings
Cyrsa S.A.	(9)	(10)	Loans received	Borrowings
Inversora Bolívar S.A.	10	13	Dividends receivable	Trade and other receivables
	22	-	Borrowings granted	Trade and other receivables
	-	(30)	Loans received	Borrowings
Liveck S.A.	-	6	Borrowings granted	Trade and other receivables
UTE IRSA – Galerías Pacífico S.A.	(57)	(72)	Other liabilities	Trade and other payables
Others subsidiaries, associates and	-	1	Reimbursement of expenses receivable	Trade and other receivables
joint ventures (1)	1	1	Long-term incentive plan receivable	Trade and other receivables
	(1)	-	Reimbursement of expenses payable	Trade and other payables
Total subsidiaries, associates and joint ventures	(5,323)	(2,907)
Directors	(34)	(43)	Fees	Trade and other payables
Total Directors	(34)	(43)
Consultores Asset Management S.A.	11	8	Reimbursement of expenses receivable	Trade and other receivables
Austral Gold Argentina S.A.	1	3	Reimbursement of expenses receivable	Trade and other receivables
Others subsidiaries, associates and	-	1	Management fee	Trade and other receivables
joint ventures (2)	-	1	Reimbursement of expenses receivable	Trade and other receivables
Total others	12	13
Total at the end of the period/year	(5,396)	(2,982)

(1)
It includes BHSA, Puerto Retiro S.A., Nuevo Puerto Santa Fe S.A. and Emprendimientos Recoleta S.A.
(2)
It includes Hamonet S.A. e Isaac Elsztain e Hijos S.C.A.

15

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the six-month period ended December 31, 2019 and 2018:

Related parties	12.31.19	12.31.18	Operation description
Cresud	3	15	Leases and/or rights of use
	(59)	(69)	Corporate services
Total parent company	(56)	(54)
IRSA CP	-	(5)	Leases and/or rights of use
	(493)	(270)	Financial operations
	(34)	(45)	Corporate services
ECLSA	20	(82)	Financial operations
Ritelco	(3)	(9)	Financial operations
Efanur	(10)	(15)	Financial operations
Tyrus	41	111	Financial operations
Panamerican Mall S.A	-	(31)	Financial operations
Real Estate Strategies LLC	-	7	Financial operations
Lipstick	(8)	-	Financial operations
REIG VII	(1)	-	Financial operations
Torodur	(54)	-	Financial operations
Palermo Invest	(3)	-	Financial operations
Manibil S.A.	-	56	Financial operations
Others subsidiaries, associates and joint ventures (1)	-	(14)	Financial operations
	4	4	Fees
Total subsidiaries, associates and joint ventures	(541)	(293)
Directors	(63)	(220)	Fees
Senior Managment	(4)	(14)	Fees
Total Directors and Senior Managment	(67)	(234)
Fundación IRSA	(13)	(13)	Donations
	1	-	Leases and/or rights of use
Estudio Zang, Bergel & Viñes	(3)	(3)	Fees
Others subsidiaries, associates and joint ventures (2)	3	3	Leases and/or rights of use
	(5)	-	Donations
Total others	(17)	(13)
Total at the end of the period	(681)	(594)

(1)
It includes Inversora Bolívar S.A., Cyrsa S.A., BACS, Palermo Invest S.A., y Liveck S.A
(2)
Austral Gold Argentina S.A., Hamonet S.A., UTE IRSA – Galerías Pacífico S.A. e Isaac Elsztain e Hijos S.C.A.

The following is a summary of the transactions with related parties without impact in results for the six-month period ended December 31, 2019 and 2018:

Related parties	12.31.19	12.31.18	Operation description
IRSA CP	522	765	Dividends received
IRSA CP	(178)	-	Dividends distribution
Cresud	(322)	(1,448)	Dividends distribution
Helmir S.A.	(20)	(9)	Dividends distribution
Total distribution	2	(692)
Tyrus	(1,557)	(284)	Irrevocable contributions granted
Inversora Bolivar S.A.	-	(8)	Irrevocable contributions granted
Efanur	-	(3)	Irrevocable contributions granted
Manibil S.A.	(77)	-	Irrevocable contributions granted
Liveck	(16)	-	Irrevocable contributions granted
Total contributions to subsidiaries	(1,650)	(295)

16

IRSA Inversiones y Representaciones Sociedad Anónima

22.     Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (1)	Amount (2)	Foreign exchange rate (3)	Total as of 12.31.19	Amount (2)	Total as of 06.30.19

Assets
Trade and other receivables
US Dollar	5.15	59.690	309	6.28	334
Euros	0.24	66.853	16	0.29	17
Receivables with related parties
US Dollar	9.91	59.890	594	8.32	445
Total Trade and other receivables			919		796
Investments in financial assets
US Dollar	0.11	59.690	6	8.39	446
Total Investments in financial assets			6		446
Derivative financial instruments
US Dollar	0.67	59.690	40	-	-
Total Derivative financial instruments			40		-
Cash and cash equivalents
US Dollar	1.08	59.690	64	0.84	44
Total Cash and cash equivalents			64		44
Total Assets			1,029		1,286

Liabilities
Trade and other payables
US Dollar	0.08	59.890	5	1.01	54
Euros	0.06	67.227	4	-	-
Payables with related parties
US Dollar	2.15	59.890	126	1.96	105
Euros	-	59.890	-	-	17
Total Trade and other payables			135		176
Derivative financial instruments
US Dollar	1.30	59.890	78	-	-
Total Derivative financial instruments			78		-
Lease liabilities
US Dollar	0.02	59.890	1	-	-
Total Lease liabilities			1		-
Borrowings
US Dollar	275.85	59.890	16,521	299.58	16,006
Borrowings with related parties
US Dollar	83.92	59.890	5,026	41.79	2,232
Total Borrowings			21,547		18,238
Total Liabilities			21,761		18,414

(1)
Considering foreign currencies those that differ from Group’s functional currency at each period / year.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate as of December 31, 2019 according to Banco de la Nación Argentina records.

23.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trade and other receivables and Note 16 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 18 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 22 Foreign currency assets and liabilities

17

IRSA Inversiones y Representaciones Sociedad Anónima

24.
     CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gómez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the CNV RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known accident in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

25.
Working capital deficit

At the end of the period, the Company has a working capital deficit of Ps. 18,321. The Company has issued during the current fiscal year and after December 31, 2019 NCN for a total of US$ 130 million. Also, within the framework of what was approved by the Shareholders' Meeting held on October 30, 2019, the Company is analyzing different financing alternatives to reduce its negative working capital, either through the issuance of debt, equity and / or from the sale of selected assets.

26.
Subsequent events

See subsequent events in Note 30 to Unaudited Condensed Interim Consolidated Financial Statements, in addition are as follows:

Dividend distribution from IRSA CP

On October 31, 2019, the General Shareholders' Meeting of IRSACP distributed a cash dividend of Ps. 522.

Dividend distribution of IRSA

On October 30, 2019, the General Shareholders' Meeting of IRSA distributed dividends of Ps. 519 payable in shares of IRSA CP.

18

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2019
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

Items		Past due	Without term	Without term	To be due
		12.31.19	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	Total

Accounts receivables	Trade and other receivables	383	374	6	123	325	6	38	152	-	1,407
	Total	383	374	6	123	325	6	38	152	-	1,407
Liabilities	Trade and other payables	431	-	-	860	4	1	-	5	-	1,301
	Borrowings	96	-	-	1,373	199	7,217	11,583	704	1,613	22,785
	Salaries and social security liabilities	-	-	-	1	-	1	-	-	-	2
	Provisions	-	6	40	-	-	-	-	-	-	46
	Financial instruments	-	-	-	78	-	-	-	-	-	78
	Lease liabilities	-	-	-	1	-	-	-	-	-	1
	Total	527	6	40	2,313	203	7,219	11,583	709	1,613	24,213

4.a.         Breakdown of accounts receivable and liabilities by maturity and currency.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Accounts receivables	Trade and other receivables	335	914	1,249	153	5	158	488	919	1,407
	Total	335	914	1,249	153	5	158	488	919	1,407
Liabilities	Trade and other payables	1,161	135	1,296	5	-	5	1,166	135	1,301
	Borrowings	1,180	19,288	20,468	(21)	2,338	2,317	1,159	21,626	22,785
	Salaries and social security liabilities	2	-	2	-	-	-	2	-	2
	Provisions	6	-	6	40	-	40	46	-	46
	Financial instruments	-	78	78	-	-	-	-	78	78
	Lease liabilities	-	1	1	-	-	-	-	1	1
	Total	2,349	19,502	21,851	24	2,338	2,362	2,373	21,840	24,213

19

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2019
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

4.b.     Breakdown of accounts receivable and liabilities by adjustment clause.

On December 31, 2019 there are no receivables and liabilities subject to adjustment clause.

4.c.     Breakdown of accounts receivable and liabilities by interest clause

Items		Current				Non-current				Accruing interest
		Accruing interest		Non-accruing interest (*)	Total	Accruing interest		Non-accruing interest (*)	Total			Non-accuinginterest	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables	117	581	551	1,249	-	-	158	158	117	581	709	1,407
	Total	117	581	551	1,249	-	-	158	158	117	581	709	1,407
Liabilities	Trade and other payables	-	-	1,296	1,296	-	-	5	5	-	-	1,301	1,301
	Borrowings	18,523	1,144	801	20,468	2,209	108	-	2,317	20,732	1,252	801	22,785
	Salaries and social security liabilities	-	-	2	2	-	-	-	-	-	-	2	2
	Provisions	-	-	6	6	-	-	40	40	-	-	46	46
	Financial instruments	-	-	78	78	-	-	-	-	-	-	78	78
	Lease liabilities	1	-	-	1	-	-	-	-	1	-	-	1
	Total	18,524	1,144	2,183	21,851	2,209	108	45	2,362	20,733	1,252	2,228	24,213

(*) Includes the balance as of 12.31.2019 of the interest payable corresponding to the loans.

20

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2019
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

5.             Related parties.

a.
Interest in related parties:

Name of the entity	% ownership interest of the Group
Entity's with direct ownership interest of IRSA:
IRSA CP	79.27%
E-commerce Latina S.A.	95.13%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	100.00%
Inversora Bolívar S.A.	95.13%
Llao Llao Resort S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	97.00%
Ritelco S.A.	100.00%
Tyrus S.A.	100.00%
Liveck S.A.	9.76%

b.
Related parties debit/credit balances. See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

6.
Loans to Directors.

See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

7.
Physical inventory.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.
Current values.

See Notes 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.
Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

21

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2019
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina
13.
Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
Bouchard 551	2	146	All operational risk with additional coverage and minor risks
Libertador 498	4	1,651	All operational risk with additional coverage and minor risks
Santa María del Plata	0.053	9,764	All operational risk with additional coverage and minor risks
Abril Manor House	4	5	All operational risk with additional coverage and minor risks
Catalinas Norte Plot	2	958	All operational risk with additional coverage and minor risks
Subtotal	12	12,524
Single policy	15,000		Third party liability

(1)
The insured amounts are in US Dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.
Unpaid accumulated dividends on preferred shares.

None.

18.
Restrictions on distributions of profits.

According to Argentine law, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N° 609/12, a special reserve was constituted which cannot be released to make distributions in cash or in kind. See Note 16 to the Consolidated Financial Statements at June 30, 2019.

Autonomous City of Buenos Aires, February 10, 2020.

22

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of December 31, 2019, and the unaudited condensed interim separate statements of income and other comprehensive income for the six-month period and three-month period ended December 31, 2019, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the six-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, the separate statements of income and other comprehensive income and the separate statements of cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unaudited condensed interim separate financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34, 'Interim financial reporting'.

Emphasis paragraph

Without qualifying our conclusion, we draw attention to Note 6 to these unaudited condensed interim separate financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

d)
at December 31, 2019, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 115,590.39, which was not claimable at that date.

Autonomous City of Buenos Aires, February 10, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2019

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(in millions of ARS)	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Revenues	21,978	21,409	2.7%	42,786	39,719	7.7%
Net gain / (loss) from fair value adjustment of investment properties	-6,375	-20,471	-68.9%	3,724	-9,081	-
Profit / (Loss) from operations	-5,582	-17,118	-67.4%	7,083	-3,264	-
Depreciation and amortization	3,588	2,509	43.0%	6,912	4,627	49.4%
EBITDA(1)	-1,994	-14,609	-86.4%	13,995	1,363	926.8%
Adjusted EBITDA(1)	5,766	5,459	5.6%	11,656	10,041	16.1%
(Loss) / Profit for the period	-7,423	-18,492	-59.9%	4,857	-8,363	-
Attributable to equity holders of the parent	-5,108	-17,018	-70.0%	-1,421	-8,093	-82.4%
Attributable to non-controlling interest	-2,315	-1,474	57.1%	6,278	-270	-
(1)
See Point XIX: EBITDA Reconciliation

Company’s income increased by 7.7% during the first half of fiscal year 2020 as compared to the same period of 2019, while Adjusted EBITDA increased 16.1% reaching ARS 11,656 million, ARS 3,442 million from Argentina Business Center, that decreased 5.5%, and ARS 8,214 million from Israel Business Center, that increased by 28.4% mainly due to an increase in the EBITDA of Telecommunications segment (Cellcom) as a consequence of the impact of IFRS 16 implementation: leases costs are now included in Amortizations.

Profit for the period under review reached a gain of ARS 4,857 million compared to a ARS 8,363 million loss registered in the same period of 2019, mainly explained by higher results from changes in the fair value of investment properties in the Argentine business center and the result from the deconsolidation of Gav-Yam due to the loss of control, offset by lower results of Clal's market valuation and the impairment of Mehadrin´ shares valued at market value in the Israel business center.

Argentina Business Center

II. Shopping Malls (through our subsidiary IRSA Propiedades Comerciales S.A.)

During the first half of fiscal year 2020, our tenants’ sales reached ARS 45,183 million, 0.7% lower, in real terms, than in the same period of 2019 but increasing 4.8% during the second quarter, period in which there was a higher consumption recovery in our Shopping Malls driven by “Ahora 12” and “Ahora 18” incentive measures. Considering same Shopping Malls, that is, excluding Buenos Aires Design in fiscal year 2019, tenants’ sales increased 0.4% during the first half of 2020 and 5.6% in the second quarter.

Our portfolio’s leasable area totaled 332,812 sqm during the quarter, in line with the same period of previous fiscal year. Portfolio’s occupancy remained stable at approximately 95.0%, lower than in the beginning of the previous fiscal year, mainly because of Walmart's anticipated exit from Dot Baires Shopping. Excluding the effect of the remaining vacant sqm on the surface previously occupied by Walmart, occupancy reached 97.9%.

Shopping Malls’ Operating Indicators

(in ARS million, except indicated)	IIQ 20	IQ 20	IVQ 19	IIIQ 19	IIQ 19
Gross leasable area (sqm)	332,812	332,277	332,150	332,774	332,119
Tenants’ sales (3 months cumulative)	24,648	20,537	20,587	17,064	23,515
Occupancy	95.0%	94.3%	94.7%	94.5%	94.9%

1

  IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2019

Shopping Malls’ Financial Indicators

(in millions of ARS)	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Revenues from sales, leases and services	1,939	2,210	-12.3%	3,644	4,207	-13.4%
Net (loss) / gain from fair value adjustment on investment properties	-2,368	-10,121	-76.6%	-1,876	-13,663	-86.3%
Profit / (Loss) from operations	-990	-8,327	-88.1%	702	-10,465	-
Depreciation and amortization	41	28	46.4%	72	62	16.1%
EBITDA (1)	-949	-8,299	-88.6%	774	-10,403	-107.4%
Adjusted EBITDA (1)	1,419	1,822	-22.1%	2,650	3,260	-18.7%
(1)
See Point XIX: EBITDA Reconciliation

Income from this segment decreased 13.4% during the first half of fiscal year 2020, compared with same period of previous fiscal year, mainly due to the impact of fix components that did not accompany the semester tenants sales recovery such as base rents that decreased 20.2% in real terms and admission rights that decreased 5.8%, as well as the inclusion in the previous fiscal year of an extraordinary income of ARS 135 million as compensation for Walmart’s contract termination in Dot Baires Shopping. Costs, administrative and marketing expenses (SG&A) of the segment decrease by approximately 6.0%. Adjusted EBITDA reached ARS 2,650 million, 18.7% lower than the same period of fiscal year 2019, mainly due to higher commercial discounts granted during the first half of fiscal year 2020. Adjusted EBITDA margin, excluding income from expenses and collective promotion fund, was 72.7%, 4.8 bps lower than in the same period of previous fiscal year.

Operating data of our Shopping Malls

	Date of opening	Location	Gross Leasable Area sqm (1)	Stores	Occupancy Rate (2)	IRSA CP’s Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	18,655	136	99.1%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,760	164	98.1%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	38,330	129	94.7%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	98.6%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	94.4%	100%
Buenos Aires Design(5)	Nov-97	City of Buenos Aires	-	-	-	-
Dot Baires Shopping	May-09	City of Buenos Aires	48,805	167	77.8%	80%
Soleil	Jul-10	Province of Buenos Aires	15,156	79	99.0%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	100.0%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,311	86	99.5%	100%
Alto Rosario Shopping(4)	Nov-04	Santa Fe	33,681	141	98.9%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	43,065	129	98.4%	100%
Córdoba Shopping	Dec-06	Córdoba	15,361	104	99.3%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	68	96.0%	50%
Alto Comahue	Mar-15	Neuquén	11,702	95	96.6%	99.95%
Patio Olmos(6)	Sep-07	Córdoba
Total			332,812	1,566	95.0%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) End of concession December 5, 2018
(6) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

2

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2019

Cumulative tenants’ sales as of December 31

(per Shopping Mall, in ARS. million)	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Alto Palermo	3,190	2,930	8.9%	5,739	5,558	3.3%
Abasto Shopping	3,081	3,074	0.2%	5,722	6,051	-5.4%
Alto Avellaneda	2,801	2,794	0.3%	5,114	5,424	-5.7%
Alcorta Shopping	1,947	1,737	12.1%	3,390	3,184	6.5%
Patio Bullrich	1,260	1,166	8.1%	2,235	2,042	9.5%
Buenos Aires Design(1)	-	169	-100.0%	-	495	-100.0%
Dot Baires Shopping	2,509	2,376	5.6%	4,464	4,647	-3.9%
Soleil	1,259	1,205	4.5%	2,385	2,344	1.7%
Distrito Arcos	1,461	1,176	24.2%	2,680	2,202	21.7%
Alto Noa Shopping	971	974	-0.3%	1,869	1,941	-3.7%
Alto Rosario Shopping	2,478	2,213	12.0%	4,530	4,332	4.6%
Mendoza Plaza Shopping	1,681	1,686	-0.3%	3,293	3,401	-3.2%
Córdoba Shopping	793	791	0.3%	1,424	1,477	-3.6%
La Ribera Shopping(2)	475	499	-4.8%	943	1,006	-6.3%
Alto Comahue	742	725	2.3%	1,395	1,380	1.1%
Total	24,648	23,515	4.8%	45,183	45,484	-0.7%
(1) End of concession December 5.2018
(2) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales per type of business

(per Type of Business. in ARS million)	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Anchor Store	1,333	1,283	3.9%	2,418	2,449	-1.3%
Clothes and Footwear	14,382	13,910	3.4%	25,482	25,542	-0.2%
Entertainment	487	480	1.5%	1,343	1,345	-0.1%
Home	514	497	3.4%	917	1,085	-15.5%
Restaurant	2,339	2,277	2.7%	4,846	4,943	-2.0%
Miscellaneous	3,479	2,995	16.2%	6,047	5,737	5.4%
Services	251	235	6.8%	493	534	-7.7%
Electronic appliances	1,863	1,838	1.4%	3,637	3,849	-5.5%
Total	24,648	23,515	4.8%	45,183	45,484	-0.7%

Detailed Revenues as of December 31

(in ARS million)	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Base Rent (1)	831	1,034	-19.6%	1,686	2,113	-20.2%
Percentage Rent	652	516	26.4%	1,060	912	16.3%
Total Rent	1,481	1,550	-4.4%	2,745	3,023	-9.2%
Revenues from non-traditional advertising	49	64	-23.0%	95	111	-14.2%
Admission rights	241	225	7.4%	455	483	-5.8%
Fees	23	32	-27.1%	47	57	-18.9%
Parking	91	111	-18.2%	190	240	-20.6%
Commissions	46	73	-37.1%	92	122	-24.8%
Others	8	155	-95.0%	20	171	-88.3%
Subtotal (2)	1,939	2,210	-12.3%	3,644	4,207	-13.4%
Expenses and Collective Promotion Funds	733	719	2.0%	1,423	1,487	-4.3%
Total	2,672	2,929	-8.8%	5,067	5,694	-11.0%
(1)
Includes Revenues from stands for ARS 205.9 million cumulative as of December 2019
(2)
Does not include Patio Olmos.

3

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2019

III. Offices

The A+ office market in the City of Buenos Aires remains robust even after the period of highest exchange volatility in recent years. The price of Premium commercial spaces slightly raised at USD 4,900 per square meter while rental prices slightly decreased at USD 27.2 when compared with same period of previous fiscal year. per square meter for the A+ segment. The vacancy of the premium segment reached 7.6%.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Nevertheless, rental prices show a downward trend around USD 26.0 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

Gross leasable area was 115,639 sqm as of the second three-month period of fiscal year 2020, highly increased when compared to the same period of previous year due to the inauguration of the Zetta building in May 2019.

Portfolio average occupancy slightly recovers compared to the last two quarters reaching 88.7%, despite it is lower than the recorded in the same period of last fiscal year mainly due to higher vacancy in our class B offices, Suipacha 661 and Philips. Considering our premium portfolio (class A+&A), the occupancy reached 97.1%. The average rental price reached USD 26.9 per sqm in line with previous quarters.

Offices’ Operating Indicators

	IIQ 20	IQ 20	IVQ 19	IIIQ 19	IIQ 19
Leasable area	115,639	115,640	115,378	83,205	83,213
Total Occupancy	88.7%	88.1%	88.3%	91.4%	90.0%
Class A+ & A Occupancy	97.1%	96.6%	97.2%	95.0%	93.1%
Class B Occupancy	47.5%	46.2%	45.0%	79.6%	79.6%
Rent USD/sqm	26.9	26.6	26.4	26.3	27.0

4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2019

Offices’ Financial Indicators

(in ARS million)	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Revenues from sales, leases and services	523	455	14.9%	1,095	840	30.4%
Net gain from fair value adjustment on investment properties, PP&E e inventories	-2,271	-7,961	-71.5%	3,326	3,863	-13.9%
Profit from operations	-1,888	-7,623	-75.2%	4,178	4,486	-6.9%
Depreciation and amortization	15	2	650.0%	21	9	133.3%
EBITDA(1)	-1,873	-7,621	-75.4%	4,199	4,495	-6.6%
Adjusted EBITDA (1)	398	340	17.1%	873	632	38.1%
(1)
See Point XIX: EBITDA Reconciliation

In real terms, during the first half of fiscal year 2020, revenues from the offices segment increased by 30,4% compared to the same period of 2019. Adjusted EBITDA from this segment grew 38.1% compared to the same period of the previous year due to the positive impact of the devaluation in our dollar-denominated contracts and the effect of inauguration and income flattening of the new Zetta building, EBITDA margin was 79.7%, 4.5 bps higher than the same period of previous year.

Below is information on our Office segment and other rental properties as of December 31, 2019. Also, amended comparative information as of June 30, 2019, is included:

	Date of Acquisition	IRSA’s Effective Interest	As of December 31, 2019		As of June 30, 2019
			Gross Leaseable Area (sqm) (1)	Occupancy (2)	Gross Leaseable Area (sqm) (1)	Occupancy (2)
Offices(3)
Edificio República	04/28/08	100%	19,885	92.6%	19,885	95.2%
Torre Bankboston	08/27/07	100%	14,865	96.4%	14,865	93.5%
Intercontinental Plaza	11/18/97	100%	2,979	100.0%	2,979	100.0%
Bouchard 710	06/01/05	100%	15,014	100.0%	15,014	100.0%
Suipacha 652/64	11/22/91	100%	11,465	31.2%	11,465	44.6%
Dot Building	11/28/06	80%	11,242	100.0%	11,242	100.0%
Philips Building	06/05/17	100%	8,016	70.8%	7,755	45.7%
Zetta Building	05/06/19	80%	32,173	97.5%	32,173	97.5%
Subtotal Offices		N/A	115,639	88.7%	115,378	88.3%

Other Properties
Santa María del Plata S.A	10/17/97	100%	116,100	17.3%	116,100	25.9%
Nobleza Piccardo (4)	05/31/11	50.0%	109,610	22.5%	109,610	78.4%
Other Properties (5)	N/A	N/A	12,292	35.6%	12,292	35.6%
Subtotal Other Properties		N/A	238,002	20.6%	238,002	50.6%

Total Offices and Others		N/A	353,641	42.9%	353,380	62.9%
(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area.
(3) Through IRSA CP.
(4) Through Quality Invest S.A.
(5) Includes the following properties: Dot Adjoining Plot, Intercontinental plot of land, Anchorena 665, Puerto Retiro, Casona Abril, Constitución 1111 and Rivadavia 2774.

IV. Sales and Developments

(in millions of ARS)	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Revenues	392	477	-17.8%	460	515	-10.7%
Net gain from fair value adjustment on investment properties	-1,670	-4,064	-58.9%	2,544	197	1.191.4%
Profit from operations	-1,590	-3,862	-58.8%	2,538	344	637.8%
Depreciation and amortization	3	3	-	5	5	-
Barter Agreements result	239	403	-40.7%	239	403	-40.7%
EBITDA(1)	-1,587	-3,859	-58.9%	2,543	349	628.7%
Adjusted EBITDA(1)	-156	-198	-21.2%	-240	-251	-4.4%
(1)
See Point XIX: EBITDA Reconciliation

5

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2019

Revenues from the “Sales and Development” segment decreased 10.7% during the first half of fiscal year 2020 compared to the same period of previous year, due to the recognition in the previous fiscal year of the sale of a plot made by Zetol. Adjusted EBITDA of the segment was ARS 240 million loss, compared to ARS 251 million loss in the same period of fiscal year 2019.

V. CAPEX (through our subsidiary IRSA Propiedades Comerciales S.A.)

Alto Palermo Expansion

We keep working on the expansion of Alto Palermo shopping mall. the shopping mall with the highest sales per square meter in our portfolio. that will add a gross leasable area of approximately 3,900 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of December 31 was 51.0% and construction works are expected to be finished by July 2020.

200 Della Paolera - Catalinas building

The building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces and is located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The company owns 30,832 square meters consisting of 26 floors and 272 parking spaces in the building. The total estimated investment in the project amounts to ARS 2,600 million and as of December 31, 2019. work progress was 86.0%. As of today, we have 38% of the IRSA CP's own GLA sqm with signed lease agreements and there are good commercialization prospects for the rest of the surface.

VI. Hotels

During the first half of fiscal year 2020, Hotels segment recorded a decrease in revenues of 12.8% mainly due to the decrease in the rate and the growth of the vacancy of Libertador hotel after the company acquisition of 20% of the ownership of Sheraton and began the operation of the hotel on its own. The segment’s EBITDA reached ARS 332 million during the period under review, 29.2% lower than in the previous fiscal year, mainly because the impact during IIQ19 of the G-20 in Intercontinental as well as the event of the Emir of Qatar in Llao Llao.

	IIQ 20	IQ 20	IVQ 19	IIIQ 19	IIQ 19
Average Occupancy	68.1%	61.6%	65.2%	69.3%	68.5%
Average Rate per Room (USD/night)	180	163	197	209	205

(in millions of ARS)	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Revenues	694	816	-15.0%	1,268	1,454	-12.8%
Profit / (loss) from operations	172	275	-37.5%	241	398	-39.4%
Depreciation and amortization	55	35	57.1%	91	71	28.2%
EBITDA	227	310	-26.8%	332	469	-29.2%

The following is information on our hotels segment as of December 31, 2019:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(1)	Average Price per Room USD. (2)

Intercontinental (3)	11/01/1997	76.34%	313	77.2%	141
Libertador (4)	03/01/1998	100.00%	200	65.0%	112
Llao Llao (5)	06/01/1997	50.00%	205	57.1%	337
Total	-	-	718	68.1%	180
(1)
Accumulated average in the three-month period.
(2)
Accumulated average in the three-month period.
(3)
Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4)
Through Hoteles Argentinos S.A.
(5)   Through Llao Llao Resorts S.A.

6

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2019

VII. International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. Architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) designed it and it is named after its elliptical shape and red façade. Its gross leasable area is approximately 58,000 sqm and consists of 34 floors.

As of December 31, 2019, the building’s occupancy rate was 95.6%, thus generating an average rent of USD 78.3 per sqm.

Lipstick	Dec-19	Dec-18	YoY Var
Gross Leasable Area (sqm)	58,092	58,092	-
Occupancy	95.6%	96.9%	-1.3 p,p
Rental price (USD/sqm)	79.3	77.1	1.8%

In June 2019, an “Escrow Agreement” was signed for the sum of US $ 5.1 million, through which an option was acquired to purchase the controlling position on one of the lands where the Lipstick was built. This option expired on August 30, and the owner of the ground lease requested the transfer of the funds deposited in guarantee in his favor. The company will continue negotiations trying to obtain funding sources that allow us to execute the purchase. After the end of the period, on February 7, 2020, the termination of the loan with RBC was executed for an amount of USD 1.6 million.

Investment in Condor Hospitality Inc.

On July 19, 2019, Condor signed an agreement and merger plan with a company not related to the group. As agreed, each Condor ordinary share, whose nominal value is USD 0.01 per share will be cancelled before the merger and will become the right to receive a cash amount equivalent to USD 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically cancelled and will become entitled to receive a cash amount equal to USD 10.00 per share.

It is estimated that the operation will be developed during the third quarter of fiscal year 2020. As of the date of these financial statement presentation, the group owned 2,245,099 common shares and 325,752 preferred E shares.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2019

VIII. Corporate

(in millions of ARS)	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Revenues	-	-	-	-	-	-
Loss from operations	-105	-254	-58.7%	-177	-326	-45.7%
Depreciation and amortization	1	2	-50.0%	2	2	-
EBITDA	-104	-252	-58.7%	-175	-324	-46.0%

IX. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”) through IRSA

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of December 31, 2019. During the first half of 2020, the investment in Banco Hipotecario generated a ARS 993 million gain compared to a ARS 121 million loss during the same period of 2019. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

Israel Business Center

X. Investment in IDB Development Corporation and Discount Investment Corporation (“DIC”)

As of December 31, 2019, IRSA’s indirect equity interest in IDB Development Corp. was 100% of its stock capital and in Discount Corporation Ltd. (“DIC”) was 82.31% of its stock capital.

Within this operations center, the Group operates the following segments:

●
The “Real Estate” segment mainly includes the assets and profit from operations derived from the business related to the DIC subsidiary, Property & Building (“PBC”). Through PBC, the Group operates rental and residential properties in Israel, United States and other locations in the world, and executes commercial projects in Las Vegas, United States of America.

●
The “Telecommunications” segment includes the assets and profit from operations derived from the business related to the subsidiary Cellcom. Cellcom is supplier of telecommunication services and its main businesses include the provision of cellular and fixed telephone, data and Internet services, among others.

●
The “Insurance” segment includes the investment in Clal. This company is one of the largest insurance groups in Israel, whose businesses mainly comprise pension and social security insurance and other insurance lines. The Group does not hold a controlling interest in Clal;therefore, it is not consolidated on a line-by-line basis, but presented under a single line as a financial instrument at fair value, as required under IFRS for the current circumstances in which no control is exercised.

●
The “Others” segment includes the assets and profit from other miscellaneous businesses, such as technological developments, tourism, oil and gas assets, electronics, and other sundry activities.

8

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2019

Segment Results

Following is the comparative information by segments of our Israel Business Center for the period between July 1, 2019 and December 31, 2019.

Real Estate (Property & Building - PBC) - ARS MM	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Revenues	3,039	3,338	-9.0%	6,277	6,153	2.0%
Result from fair value adjustment of investment properties	-164	487	-133.7%	-164	487	-133.7%
Profit from operations	-429	1,562	-127.5%	610	2,399	-74.6%
Depreciation and amortization	46	13	253.8%	61	25	144.0%
Devaluation of associates and joint ventures	1,621	0	100.0%	1,621	0	100.0%
EBITDA	-383	1,575	-124.3%	671	2,424	-72.3%
Adjusted EBITDA	-219	1,088	-120.1%	2,456	1,937	26.8%

Revenues and operating income of the Real Estate segment through the subsidiary PBC reached in the first half of fiscal year 2020 an amount of ARS 6,277 million and ARS 610 million, respectively, and for the same period ended on December 31, 2018, reached ARS 6,153 million and ARS 2,399 million respectively. This is mainly due to an average real depreciation of 13.5% of the Argentine peso against the Israeli shekel, offset by an appreciation of the Shekel against the dollar, which makes the income in Shekels for rents lower. At the operational level, the segment suffered Mehadrin's impairment as a result of the decrease in the share price.

Telecommunications (Cellcom) ARS MM	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Revenues	14,096	12,782	10.3%	27,595	24,018	14.9%
(Loss) / Profit from operations	-479	196	-344.4%	-168	43	-490.7%
Depreciation and amortization	3,287	2,420	35.8%	6,467	4,424	46.2%
EBITDA	2,808	2,616	7.3%	6,299	4,467	41.0%

The Telecommunications segment carried out by "Cellcom" reached ARS 27,595 million of revenue and an operating loss of ARS 168 million in the six-month period of fiscal year 2020. For the same period of fiscal year 2019, revenues were ARS 24,018 million and the operating gain was ARS 43 million. This is mainly due to an increase in revenues due to an increase in equipment sold, together with a 2.8% increase in fixed line revenues. At EBITDA level, lease costs were reduced because these are charged to financial results due to the implementation of IFRS 16.

Others (other subsidiaries) ARS MM	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Revenues	492	405	21.5%	895	749	19.5%
Loss from operations	-143	-357	-59.9%	-190	-31	512.9%
Depreciation and amortization	118	16	637.5%	147	37	297.3%
EBITDA	-25	-341	-92.7%	-43	6	-816.7%

The "Others" segment reached revenues of ARS 895 million and an operating loss of ARS 190 million in the first half of fiscal year 2020. During the same period of fiscal year 2019, it reached revenues of ARS 749 million and an operating loss of ARS 31 million. This is mainly due an increase in Epsilon and Bartan's income. Additionally, during the first half of the FY 2019 there were sales of associated companies while in the current period it did not register this kind of sales.

9

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2019

Corporate (DIC, IDBD and Dolphin) ARS MM	IIQ 20	IIQ 19	YoY Var	6M 20	6M 19	YoY Var
Revenues	-	-	-	-	-	-
(Loss) / Profit from operations	-259	202	-228.2%	-498	-9	5,433.3%
Depreciation and amortization	-	-	-	-	-	-
EBITDA	-259	202	-228.2%	-498	-9	5,433.3%

The "Corporate" segment reached in the six-month period of fiscal year 2020 an operating loss of ARS 498 million and for the same period of fiscal year 2019, an operating loss of ARS 9 million. This is mainly due to the fact that during the first half of fiscal year 2019 we had positive results from the sale of Shufersal shares.

Regarding “Clal”, the Group values its holding in the company as a financial asset at market value. The valuation of Clal's shares as of 12/31/2019 amounted to ARS 7,337 million.

XI. EBITDA by Operations Center (ARS million)

Operations Center in Argentina

IIQ FY 20	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Profit / (loss) from operations	702	4,178	2,538	241	-61	-177	180	7,601
Depreciation and amortization	72	21	5	91	1	2	22	214
EBITDA	774	4,199	2,543	332	-60	-175	202	7,815

IIQ FY 19	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Profit / (loss) from operations	-10,464	4,486	344	398	-44	-326	-219	-5,825
Depreciation and amortization	61	9	5	71	2	2	-2	148
EBITDA	-10,403	4,495	349	469	-42	-324	-221	-5,677
EBITDA Var	-107.4%	-6.6%	628.7%	-29.2%	42.9%	-46.0%	-191.4%	-237.7%

Israel Business Center

IIQ FY 20	Real Estate	Tele-communications	Others	Corporate	Total
Profit / (loss) from operations	610	-168	-190	-498	-246
Depreciations and amortizations	61	6,467	147	0	6,675
EBITDA	671	6,299	-43	-498	6,429
Net unrealized gain from fair value adjustment of investment properties	-	-	-	-	-
Adjusted EBITDA	671	6,299	-43	-498	6,429

10

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2019

IIQ FY 19	Real Estate	Tele-communications	Other	Corporate	Total
Profit / (loss) from operations	2,399	43	-31	-9	2,402
Depreciations and amortizations	25	4,424	37	0	4,486
EBITDA	2,424	4,467	6	-9	6,888
Net unrealized gain from fair value adjustment of investment properties	-	-	-	-	-
Adjusted EBITDA	2,424	4,467	6	-9	6,888
EBITDA Var	-72.3%	41.0%	-816.7%	5,433.3%	-6.7%
Adjusted EBITDA Var	-72.3%	41.0%	-816.7%	5,433.3%	-6.7%

XII. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	41,298	-40	1,540	-12	42,786
Costs	-24,857	21	-1,611	3	-26,444
Gross profit	16,441	-19	-71	-9	16,342
Net loss from fair value adjustment of investment properties	3,977	-253	-	-	3,724
General and administrative expenses	-4,662	7	-	15	-4,640
Selling expenses	-5,765	4	-25	-	-5,786
Other operating results, net	-2,636	14	71	-6	-2,557
Profit from operations	7,355	-247	-25	-	7,083
Share of loss of associates and joint ventures	-1,852	181	-	-	-1,671
Profit before financial results and income tax	5,503	-66	-25	-	5,412
*Includes Puerto Retiro, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

XIII. Financial Debt and Other Indebtedness

Operations Center in Argentina

The following table contains a breakdown of our indebtedness as of December 31, 2019:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	20.7	Floating	< 360 days
Series II Non-Convertible Notes (USD)	USD	71.4	11.50%	Jul-20
Series II Non-Convertible Notes (CLP)	CLP	42.1	10.50%	Aug-20
Series I Non-Convertible Notes	USD	181.5	10.00%	Nov-20
Loan with IRSA CP	USD	26.5	-	Mar-22
Other debt	USD	26.5	-	Feb-22
IRSA’s Total Debt		368.7
Cash & Cash Equivalents + Investments (3)	USD	1.2
IRSA’s Net Debt	USD	367.5
Bank overdrafts	ARS	7.9	-	< 360 d
IRCP NCN Class IV(2)	USD	133.9	5.0%	Sep-20
PAMSA loan	USD	35.0	Fixed	Feb-23
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		536.8
Cash & Cash Equivalents + Investments (3)		189.9
IRSA CP’S Net Debt		346.9
(1)
Principal amount in USD (million) at an exchange rate of ARS 59.89/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Net of repurchase.
(3)
“Cash & Cash Equivalents plus Investments” includes Cash & Cash Equivalents and Investments in Current Financial Assets.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2019

Israel Business Center

Financial debt as of December 31, 2019:

Indebtedness(1)	Net (NIS million)
IDBD’s Total Debt	1,817
DIC’s Total Debt	2,875
(1) IDBD's cash balance includes a sum of NIS 192M as collateral for the equity-swap transaction

XIV. Subsequent Material Events

Operations Center in Argentina

October and December 2019: General Ordinary and Extraordinary Shareholders’ Meetings

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 30, 2019, the following matters, inter alia, were resolved:

●
Distribution of a dividend in kind for ARS 480 million in shares of IRSA Propiedades Comerciales, subsidiary of IRSA.

●
Fees payable to the Board of Directors and Supervisory Committee for fiscal year 2019 ended as of June 30, 2019.

●
Renewal of regular and alternate Directors due to expiration of their terms and appointment of three new independent directors. Acceptance of the resignation of a regular director.

●
Increase in the amount of the Global Note Program for up to USD 250 million. Delegation on the Board of Directors of the broadest powers to implement and determine the terms and conditions of the program

●
Stock Capital increase for up to par value of ARS 200 million through the issuance of up to 200 million common book-entry shares and delegation on the Board of Directors of the power to determine all the terms and conditions of the issuance.

●
Incentive plan for employees. management and directors to be integrated without premium for up to 1% of the Capital Stock.

On December 12, 2019, a new Shareholder’s meeting took place, approving the following matters:

● Consideration of the amendment of section twelfth article of the Bylaws.

● Determination of the number and consideration of appointment of regular and alternate directors for the term of three fiscal years.

November 2019: Dividend distribution

On November 14, 2019, the company distributed a dividend in kind in shares of IRSA Propiedades Comerciales S.A. (IRSA PC), a subsidiary of the Company, for up to the amount of ARS 480,000,000 charged to the fiscal year ended June 30, 2019

The dividend in kind corresponds to a gross dividend of 0.00404623926578 IRSA Propiedades Comerciales S.A.’s shares per each IRSA Inversiones y Representaciones Sociedad Anónima’s share (0.0404623926578 IRSA Propiedades Comerciales S.A.’s shares per IRSA Inversiones y Representaciones Sociedad Anónima’s GDS).

Operations Center in Israel

November and December 2019: Sale of Clal shares and Capital Increase

On May 2, 2019, IDBD had entered into an agreement with an unrelated buyer (a company owned by Eyal Lapidot) through which it granted an option to acquire Clal shares representing approximately 4.99% of its issued capital (and not less than 3%), at a price of NIS 47.7 per share. Subject to the exercise of the option by said buyer, the price would

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2019

be paid 10% in cash and the rest through a loan that would be provided to the buyer by IDBD and / or by a related entity and / or by a banking corporation and / or financial institution, under the agreed conditions.

On November 7, 2019, IDB completed the sale transaction and the loan was granted by a financial entity. It should be clarified that the 2,771,309 Clal shares sold were subject to a swap transaction between IDB and a financial entity, which ended with the Company's notice to that entity.

On December 16, 2019, Clal made a public capital increase of 12,066,000 shares at a price of NIS 53.87 per share, from which IDB did not participate. Additionally, IDB sold 200,000 shares of Clal at a price of NIS 53.95 per share, representative of 0.3% of the new share capital.

On December 18, 2019, IDB sold 617,017 shares of Clal at a price of NIS 53.77 per share representative of 0.9% of the share capital.

At the date of issuance of the financial statements, IDBD holds on Clal an 8.5% directly and additionally a 7.1% through swap contracts.

February 2020: Dolphin Netherlands – Guarantee granted

After the end of the period, on February 4, 2020, Dolphin Netherlands granted financial entities, through which IDB carried out Clal's stock swap transactions in August and November 2018, guarantees for approximately NIS 11 million, which will be part of the committed deposits that IDB assumed as part of the terms of those transactions.

It should be noted that, in relation to Dolphin Netherlands' commitment to make capital injections in IDB in three equal annual payments of NIS 70 million each, on September 2, 2019, 2020 and 2021, it is reported that:

● If swap transactions conclude before the deadline of the second payment (September 2, 2020), the unrealized parts of the guarantees will be returned to Dolphin Netherlands, while the parts exercised of the guarantees until that date will be considered as part of the second payment, so Dolphin Netherlands will transfer the balance of that payment to IDB.

● If swap transactions remain active as of September 2, 2020, Dolphin Netherlands will inject the second payment into IDB and the guarantees will be returned.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2019

XV. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	12.31.2019	06.30.2019
Non-current assets	323,322	419,430
Current assets	178,207	177,754
Total assets	501,529	597,184
Capital and reserves attributable to the equity holders of the parent	34,340	40,357
Non-controlling interest	47,055	67,621
Total shareholders’ equity	81,395	107,978
Non-current liabilities	310,864	396,152
Current liabilities	109,270	93,054
Total liabilities	420,134	489,206
Total liabilities and shareholders’ equity	501,529	597,184

XVI. Summarized Comparative Consolidated Income Statement

(in ARS million)	12.31.2019	12.31.2018
Profit from operations	7,083	-3,264
Share of profit of associates and joint ventures	-1,671	-1,212
Profit from operations before financing and taxation	5,412	-4,476
Financial income	536	728
Financial cost	-10,487	-10,152
Other financial results	-5,084	-238
Inflation adjustment	206	-579
Financial results, net	-14,829	-10,241
Profit before income tax	-9,417	-14,717
Income tax	-2,365	3,312
Profit / (loss) for the period from continued operations	-11,782	-11,405
(Loss) / Profit from discontinued operations after taxes	16,639	3,042
Profit for the period	4,857	-8,363
Other comprehensive income / (loss) for the period	7,389	375
Total comprehensive income / (loss) for the period	12,246	-7,988

Attributable to:
Equity holders of the parent	-3,902	-8,380
Non-controlling interest	16,148	392

XVII. Summary Comparative Consolidated Cash Flow

(in ARS million)	12.31.2019	12.31.2018
Net cash generated from operating activities	16,780	10,578
Net cash generated from investing activities	13,819	255
Net cash (used in) / generated from financing activities	-45,787	1,265
Net (decrease) / increase in cash and cash equivalents	-15,188	12,098
Cash and cash equivalents at beginning of year	76,098	73,045
Cash and cash equivalents reclassified to held for sale	-522	-974
Foreign exchange gain on cash and changes in fair value of cash equivalents	4,365	-2,452
Cash and cash equivalents at period-end	64,753	81,717

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2019

XVIII. Comparative Ratios

(in ARS million)	12.31.2019		12.31.2018
Liquidity
CURRENT ASSETS	178,207	1.63	198,375	1.94
CURRENT LIABILITIES	109,270		102,027
Indebtedness
TOTAL LIABILITIES	420,134	12.23	516,602	7.95
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	34,340		64,991
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	34,340	0.08	64,991	0.13
TOTAL LIABILITIES	420,134		516,602
Capital Assets
NON-CURRENT ASSETS	323,322	0.64	458,260	0.70
TOTAL ASSETS	501,529		656,635

XIX.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net profit from fair value adjustment of investment properties, not realized, excluding barter agreement results and devaluation of Mehadrin shares.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2019	2018
Profit for the period	4,857	-8,363
(Loss) / Profit from discontinued operations	-16,639	-3,042
Interest income	-443	-436
Interest expense	9,997	9,907
Income tax	2,365	-3,312
Depreciation and amortization	6,912	4,627
EBITDA (unaudited)	7,049	-619
Unrealized net gain from fair value adjustment of investment properties	-3,721	9,081
Share of profit of associates and joint ventures	1,671	1,212
Dividends earned	-75	-66
Foreign exchange differences net	-4,427	-2,096
(Gain) / loss from derivative financial instruments	185	-525
Fair value gains of financial assets and liabilities at fair value through profit or loss	2978	-1,333
Inflation adjustment	-206	579
Other financial costs/income	6,820	4,211
Devaluation of Associates and joint ventures	1,621	0
Barter Agreements result	-239	-403
Adjusted EBITDA (unaudited)	11,656	10,041
Adjusted EBITDA Margin (unaudited)(1)	27.24%	25.28%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2019

XX. Brief comment on future prospects for the Fiscal Year

This Fiscal Year presents challenges in both operations centers: Argentina and Israel. The appreciation of international markets with respect to Argentina has become unstable as a result of the country's economic crisis and has influenced development expectations. Globally, we find the existence of trade conflicts between different countries and a slowdown in global growth that also has a negative impact on Latin America.

In this context, and only two months after the assumption of the new government, the economic outlook in our Argentine operations center remains uncertain. During the second semester of FY20, our subsidiary IRSA Propiedades Comerciales S.A. will keep working in order to optimize its operational efficiency, occupying its vacant sqm in Dot Baires Shopping due to Walmart's anticipated exit and will continue innovating in the latest technological trends to get closer to customers and visitors. Regarding office segment, IRCP plans to open the 9th office building of the portfolio, “200 Della Paolera”, located in Catalinas, one of the most premium corporate areas in Argentina. This building, of approximately 35,000 m2 of ABL, 318 parking lots, services and amenities, will become an emblematic icon of the city while having LEED Certification, which will validate the best environmental practices to transform operational standards of the building. The commercialization is progressing with a good occupancy forecast for its opening, scheduled for the last quarter of the FY 2020.

In relation to Israel Business Center, we will continue working in 2020 to improve the operating margins of each of the subsidiaries and to reduce their debt levels and the holding companies, while continuing selling Clal Insurance and those non-strategic assets of the portfolio. We rely on the value of this investment, from which we hope to obtain good results in the future.

On the national and international framework above mentioned, the Board of Directors of the Company will continue in the evaluation of financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to attract new capital, issuance of convertible notes or subscription options or a combination of these three instruments, all as recently approved by the shareholders meeting of 10/30/2019, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

Considering the quality of the real estate portfolio, the diversification of our business by segment and by country and the franchise of the company to access the capital market, we are confident to continue consolidating the best portfolio in Argentina and Israel.

Saúl Zang

First Vice-Chairman in exercise of
the presidency

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